As filed with the Securities and Exchange Commission on July 12, 2006

Registration Number 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACCESS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	83-0221517 (I.R.S. Employer Identification No.)

2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen B. Thompson
Chief Financial Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with a copy to:

John J. Concannon III, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
(617) 951-8000

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

 If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.01 par value per share	9,298,170(1)	$1.18(2)	$10,971,840	$1,173.99(2)

(1)           86,083 shares and 3,863,634 shares are issuable to selling stockholders upon exercise of warrants for the purchase of shares of the Registrant’s Common Stock and 5,348,453 shares of Common Stock are issuable to selling stockholders upon conversion of notes. All share numbers in this Registration Statement and the accompanying prospectus reflect a one-for-five reverse stock split of the Company’s common Stock which was effected June 5, 2006.

(2)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the high and low prices as reported on the OTC Bulletin Board on July 6, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IS NOT A SOLICITATION OF AN OFFER TO BUY IN ANY STATE IN WHICH AN OFFER, SOLICITATION, OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 7, 2006

PROSPECTUS

ACCESS PHARMACEUTICALS, INC.

9,298,170 Shares of Common Stock

This Prospectus relates to the offer and sale of up to 9,298,170 shares of common stock, $0.01 par value per share, of Access Pharmaceuticals, Inc. (“Access”) by certain stockholders of Access, namely SCO Capital Partners LLC, (“SCO”) and affiliates (Beach Capital LLC, Lake End Capital LLC, Howard Fisher, Jeffrey B. Davis and Mark J. Alvino); Cornell Capital Partners, LP; and Oracle Partners LP (“Oracle Partners”) and affiliates (Oracle Institutional Partners, LP, Oracle Investment Management, Inc., Sam Oracle Fund, Inc., Oracle Offshore Ltd., Stuart M. Duty and Larry Feinberg).

Access is not selling any shares of common stock in this offering and therefore will not receive any of the proceeds from this offering. However, if the warrants are exercised, Access will receive the proceeds from such exercise if payment is made in cash. All costs associated with this registration will be borne by Access.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the OTC Bulletin Board during the term of this offering. On July 6, 2006, the last reported sale price of our common stock was $1.15 per share. Our common stock is presently listed on the OTC Bulletin Board under the symbol “ACCP”. These prices will fluctuate based on the demand for the shares of common stock.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state law or that an exemption from registration is available.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

These securities are speculative and involve a high degree of risk.
You should purchase securities only if you can afford a complete loss of your investment.

See “Risk factors” beginning on page 5.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                         , 2006.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION IS NOT PERMITTED. NO SALE MADE PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information you should consider before investing in shares of our common stock. You should read this entire Prospectus carefully, including “Risk Factors” beginning on page 5 and our financial statements and the notes to those financial statements beginning on F-1 before making an investment decision.

ABOUT ACCESS

Company Overview

Access Pharmaceuticals, Inc. (“Access” or the “Company”) is a Delaware corporation. We are an emerging pharmaceutical company developing unique polymer linked cytotoxics for use in the treatment of cancer and other diseases states. Our lead product ProLindac™ (formerly AP5346) is in Phase II clinical testing. The Company also has other advanced drug delivery technologies including vitamin-mediated targeted delivery and oral care drug delivery.

Together with our subsidiaries, we have proprietary patents or rights to four drug delivery technology platforms:

•                  synthetic polymer targeted delivery,

•                  vitamin mediated targeted delivery

•                  vitamin mediated oral delivery, and

•                  mucoadhesive liquid technology.

All share and per share information reflect a one for five reverse stock split effected on June 5, 2006.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure investors that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of March 31, 2006, our accumulated deficit was $71,021,000.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and its affiliates.

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

On January 31, 2006 we announced that we had received notice denying the Company’s appeal of an American Stock Exchange (“AMEX”) Staff Determination on December 12, 2005 which found that the Company failed to comply with AMEX’s continued listing standards due to losses from continuing operations and/or net losses in two of its most recent fiscal years with shareholders’ equity of less than $2 million, as set forth in Section 1003(a)(i) of the AMEX “Company Guide”; due to losses from continuing operations and/or net losses in three of its most recent fiscal years with shareholders’ equity of less than $4 million, as set forth in Section 1003(a)(ii) of the Company Guide; and due to losses from continuing operations and/or net losses in four of its most recent fiscal years with shareholders’ equity of less than $6 million, as set forth in Section 1003(a)(iii) of the Company Guide. As a result, the Company’s common stock was delisted from AMEX effective with the open of business on Wednesday, February 1, 2006. Quotations for our common stock appeared in the “Pink Sheets” under the trading symbol “AKCA” from February 1, 2006 until May 18, 2006. Quotations for our common stock appear in the “OTC Bulletin Board” under the trading symbol “ACCP” from May 19, 2006.

On October 12, 2005, we sold our oral care and dermatology business unit to Uluru, Inc, a private Delaware corporation, for up to $20.6 million to focus on our technologies in oncology and oral drug delivery. The products and technologies sold to Uluru include amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDisc™, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we have licensed to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

At the closing of this agreement we received $8.7 million. In addition, at the one year anniversary of the agreement we will receive $3.7 million, and we will receive an additional $1 million within 24 months after closing or earlier upon the achievement of a milestone. Any contingent liabilities that arise in the future relating to our former business could reduce the $3.7 million receipt. Additional payments of up to $7.2 million may be made upon the achievement of certain additional milestones.

The upfront payment of this transaction allowed Access to immediately retire our $2.6 million of Secured Convertible Notes held by Cornell Capital Partners and its affiliate and the various agreements relating to these notes. Such notes were secured by all of our assets. In addition, the elimination of the manufacturing and regulatory costs associated with the oral care business, as well as required employees for these marketed products and product candidates will allow us to reduce our burn rate substantially.

On November 9, 2005 we announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005. Oracle Partners LP and its affiliates, holders of $4 million worth of convertible notes, agreed to amend their notes to a new maturity date, April  28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, we may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of Access. This modification resulted in our recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

On May 11, 2005, we announced that Kerry P. Gray resigned as our President and Chief Executive Officer, effective as of May 10, 2005. Mr. Gray resigned from our Board of Directors and from all other positions held with us, effective as of May 10, 2005. We entered into a Separation Agreement with Mr. Gray dated as of May 10, 2005. Pursuant to the terms of the Separation Agreement, Mr. Gray agreed to provide us with certain post-termination assistance. He also agreed to maintain the confidentiality of our proprietary information and to a customary mutual release of claims with us. The Separation Agreement provides for an immediate cash payment to Mr. Gray of $225,000 and payments of $33,333 each month for a period of 18 months, which payments are secured by a lien on our assets. We are required to issue 700 shares of our common stock to Mr. Gray each month for a period of 18 months following May 10, 2005. The Separation Agreement also provides that all of Mr. Gray’s outstanding stock options and shares of restricted stock be immediately and fully vested and all options remain exercisable for a period of two years.

On May 11, 2005, we announced that Rosemary Mazanet, M.D., Ph.D, had been named by the Board of Directors as our Acting Chief Executive Officer, effective as of May 11, 2005. The agreement is memorialized in a Letter Agreement with us, dated May 10, 2005. Dr. Mazanet’s title will be Acting Chief Executive Officer and she will report directly to, and be subject to the direction of,  our Board of Directors.

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital Partners to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the Debt issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA is effective through March 30, 2007. Certain of the shares offered hereunder were acquired by Cornell Capital Partners in connection with issuances of Common Stock under the SEDA.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrued interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company’s common stock at the holder’s option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company issued to the holders an aggregate of 10,000 shares of common stock of the Company. Such Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We were incorporated in Wyoming in 1974 as Chemex Corporation, and in 1983 we changed our name to Chemex Pharmaceuticals, Inc. We changed our state of incorporation from Wyoming to Delaware on June 30, 1989. In 1996 we merged with Access Pharmaceuticals, Inc., a private Texas corporation, and changed our name to Access Pharmaceuticals, Inc. Our principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; our telephone number is (214) 905-5100.

SUMMARY OF THE OFFERING

This offering relates to the sale of common stock by certain persons who are the selling stockholders, consisting of SCO and its affiliates, Cornell Capital Partners, L.P. and Oracle Partners LP and affiliate who intend to sell up to 9,298,170 shares of common stock, consisting of shares issuable pursuant to warrants to purchase an aggregate of 3,863,634 shares of our Common Stock, 4,545,453 shares of Common Stock issuable to SCO and its affiliates upon conversion of notes, 86,083 shares held by Cornell Capital Partners, L.P., and 803,000 shares issuable upon the conversion of a convertible notes held by Oracle Partners and its affiliates.

On February 16, 2006, Access entered into a note and warrant purchase agreement pursuant to which an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 were sold and issued, along with warrants to purchase an aggregate of 3,863,634 shares of Access common stock. Net proceeds to Access were $4.5 million. The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital Partners to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the Debt issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA is effective through March 30, 2007. Certain of the shares offered hereunder were acquired by Cornell Capital Partners in connection with issuances of Common Stock under the SEDA.

On November 9, 2005 the Company announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005. Oracle Partners LP and its affiliates, holders of $4 million worth of convertible notes, agreed to amend their notes to a new maturity date, April  28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in the Company recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following summary condensed consolidated financial information as of and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 have been derived from our audited financial statements. The financial information as of and for the three months ended March 31, 2006 and 2005 is derived from our unaudited condensed financial statements. The summary condensed consolidated financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this Prospectus.

	For the Three Months Ended March 31		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands, except amounts per share)
Consolidated Statement of Operations Data:
Total revenues	$—	$—	$—	$—	$—	$89	$—
Operating loss	(1,499)	(1,313)	(9,622)	(6,003)	(5,426)	(5,925)	(4,810)
Interest and miscellaneous income	92	10	100	226	279	594	1,451
Interest and other expense	(1,299)	(313)	(2,100)	(1,385)	(1,281)	(1,278)	(1,170)
Unrealized loss on fair value of warrants	(2,150)	—
Income tax benefit	—	—	4,067	—	—	—	—
Loss from continuing operations	(4,856)	(1,616)	(7,555)	(7,162)	(6,428)	(6,520)	(4,529)

Discontinued operations net of taxes $4,067 in 2005	—	(814)	5,855	(3,076)	(507)	(2,864)	(1,498)
Net loss	(4,856)	(2,430)	(1,700)	(10,238)	(6,935)	(9,384)	(6,027)

Common Stock Data:
Basic and diluted loss per common share
Loss from continuing operations allocable to shareholders	$(1.38)	$(0.52)	$(2.34)	$(2.37)	$(2.42)	$(2.49)	$(1.76)
Discontinued operations	—	(0.26)	1.81	(1.01)	(0.19)	(1.09)	(0.58)
Net loss allocable to shareholders	$(1.38)	$(0.78)	$(0.53)	$(3.38)	$(2.61)	$(3.58)	$(2.34)
Weighted average basic and diluted common shares outstanding	3,529	3,105	3,237	3,032	2,653	2,621	2,571

	March 31,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$3,622	$3,360	$474	$2,261	$2,587	$9,776	$20,126
Restricted cash	69	373	106	1,284	649	468	600
Total assets	10,574	5,194	7,213	11,090	11,811	19,487	25,487
Deferred revenue	173	1,428	173	1,199	1,184	1,199	508
Convertible notes, net of discount	15,686	16,236	7,636	13,530	13,530	13,530	13,530
Total liabilities	19,548	20,320	11,450	17,751	17,636	18,998	16,409
Total stockholders’ equity (deficit)	(8,974)	(8,559)	(4,237)	(6,661)	(5,825)	489	9,078

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe are all the material risks to our business, together with the information contained elsewhere in this Prospectus, before you make a decision to invest in our company.

Risks associated with the effectuation of the reverse stock split.

The Company amended its Certificate of Incorporation to effect a one-for-five reverse stock split (the “Reverse Stock Split”) after obtaining the requisite shareholder approval at its 2006 annual meeting of shareholders. The Board is optimistic that the reduction in the number of shares of Common Stock outstanding as a consequence of the proposed Reverse Stock Split and the resulting anticipated increased price level will result in greater interest in the Common Stock by the financial community and the investing public. There can be no assurances, however, that the market price of the Common Stock after implementation of the Reverse Stock Split will be maintained for any period of time, or that such market price will approximate five times the market price before the Reverse Stock Split. In some cases, the total market capitalization of a company following a reverse stock split is lower, and may be substantially lower, than the total market capitalization before the reverse stock split. In addition, the fewer number of shares that will be available to trade will possibly cause the trading market of the Common Stock to become less liquid, which could have an adverse effect on the price of the Common Stock. The market price of our Common Stock is based on our performance and other factors, some of which may be unrelated to the number of our shares outstanding.

In addition, there can be no assurance that the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stock or that it will increase the Company’s ability to attract and retain employees and other service providers.

Without obtaining adequate capital funding, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the fiscal year ended December 31, 2005 contained a fourth explanatory paragraph to reflect its significant doubt about our ability to continue a going concern as a result of our history of losses and our liquidity position, as discussed in our Form 10-K. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investors’ investment in us may decline.

We have experienced a history of losses, we expect to incur future losses and we may be unable to obtain necessary additional capital to fund operations in the future.

We have recorded minimal revenue to date and we have incurred a cumulative operating loss of approximately $71.0 million through March 31, 2006. Net losses for the years ended 2005, 2004 and 2003 were $1,700,000, $10,238,000 and $6,935,000, respectively. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop clinical drug candidates and from the associated administrative costs. We expect to incur additional operating losses over the next several years. We also expect cumulative losses to increase if we expand research and development efforts and preclinical and clinical trials. Our net cash burn rate for the twelve months prior to March 31, 2006 was approximately $700,000 per month. We project our net cash burn rate for the next nine months (April 1, 2006 to December 31, 2006) to be approximately $675,000 per month. Capital expenditures are forecasted to be minor for the next nine months.

We require substantial capital for our development programs and operating expenses, to pursue regulatory clearances and to prosecute and defend our intellectual property rights. We believe that our existing capital resources, interest income, and revenue from possible licensing agreements and collaborative agreements will be sufficient to fund our currently expected operating expenses for nine months (other than debt and interest obligations including the approximately $5.0 million of Senior Convertible notes due March 31, 2007, and approximately $4.0 million of convertible notes which are required to be repaid in April 2007 and interest of $1,189,000 due September 2006). We will need to raise substantial additional capital to support our ongoing operations and debt obligations.

If we do raise additional funds by issuing equity securities, further dilution to existing stockholders would result and future investors may be granted rights superior to those of existing stockholders. If adequate funds are not available to us through additional equity offerings, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require us to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that we would not otherwise issue or relinquish in order to continue independent operations. As a result of our history of losses and our liquidity position, our auditors have issued an audit report expressing significant doubt about our ability to remain a going concern.

We do not have operating revenue and we may never attain profitability.

To date, we have funded our operations primarily through private sales of common stock and convertible notes. Contract research payments and licensing fees from corporate alliances and mergers have also provided funding for our operations. Our ability to achieve significant revenue or profitability depends upon our ability to successfully complete the development of drug candidates, to develop and obtain patent protection and regulatory approvals for our drug candidates and to manufacture and commercialize the resulting drugs. We sold our only revenue producing assets to Uluru, Inc. in October 2005. We are not expecting any revenues in the short-term from our remaining assets. Furthermore, we may not be able to ever successfully identify, develop, patent, manufacture, commercialize, obtain required regulatory approvals and market any additional products. Moreover, even if we do identify, develop, patent, manufacture, commercialize, and obtain required regulatory approvals to market additional products, we may not generate revenues or royalties from commercial sales of these products for a significant number of years, if at all. Therefore, our proposed operations are subject to all the risks inherent in the establishment of a new business enterprise. In the next few years, our revenues may be limited to minimal product sales and royalties, any amounts that we receive under strategic partnerships and research or drug development collaborations that we may establish and, as a result, we may be unable to achieve or maintain profitability in the future or to achieve significant revenues in order to fund our operations.

Our Standby Equity Distribution Agreement may have a dilutive impact on our stockholders.

We are dependent on external financing to fund our operations. Our financial needs may be partially provided from the SEDA. The issuance of shares of our common stock under the SEDA would have a dilutive impact on our other stockholders and the issuance, or even potential issuance of such shares could have a negative effect on the market price of our common stock. In addition, if we access the SEDA, we will issue shares of our common stock to Cornell Capital Partners at a discount to the lowest daily volume weighted average of our common stock during a specified period of trading days after we access the SEDA. Issuing shares at a discount will further dilute the interests of other stockholders and may negatively affect the market price of our Common Stock.

To the extent that Cornell Capital Partners sells shares of our common stock issued under the SEDA to third parties, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of dilution from sales of stock to or by Cornell Capital Partners may cause holders of our common stock to sell their shares, or it may encourage short sales of our common stock or other similar transactions. This could contribute to a decline in the stock price of our common stock.

At this time we are not be able to draw funds from the SEDA until an amendment to our registration statement relating to the SEDA is filed and declared effective by the SEC.

We may not be able to pay our debt and other obligations and our assets may be seized as a result.

We may not generate the cash flow required to pay our liabilities as they become due. Our outstanding debt includes approximately $5.0 million of Senior Convertible notes due March 31, 2007, and approximately $9.5 million of our Convertible Subordinated Notes of which $4.0 million is due in April 2007 and $5.5 million is due in September 2010.

If our cash flow is inadequate to meet these obligations, we will default on the notes. Any default on the notes could allow our note holders to foreclose upon our assets, force us into bankruptcy. We may be unable to repay or repurchase or restructure the convertible subordinated notes due in April 2007 and September 2010 and be forced into bankruptcy. In the event of a default, the holders of our secured convertible notes have the right to foreclose on all of our assets, which could force us to curtail or cease our business operations.

The holders of our Convertible Notes may require us to repurchase or prepay all of the outstanding Convertible Notes under certain circumstances. We may not have sufficient cash reserves to repurchase the Convertible Notes at such time, which would cause an event of default under the Convertible Notes and may force us to declare bankruptcy.

We may not successfully commercialize our drug candidates.

Our drug candidates are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies and our failure to develop safe, commercially viable drugs would severely limit our ability to become profitable or to achieve significant revenues. We may be unable to successfully commercialize our drug candidates because:

•                  some or all of our drug candidates may be found to be unsafe or ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances;

•                  our drug candidates, if safe and effective, may be too difficult to develop into commercially viable drugs;

•                  it may be difficult to manufacture or market our drug candidates on a large scale;

•                  proprietary rights of third parties may preclude us from marketing our drug candidates; and

•                  third parties may market superior or equivalent drugs.

The success of our research and development activities, upon which we primarily focus, is uncertain.

Our primary focus is on our research and development activities and the commercialization of compounds covered by proprietary biopharmaceutical patents and patent applications. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual research and development costs, therefore, could exceed budgeted amounts and estimated time frames may require extension. Cost overruns, unanticipated regulatory delays or demands, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow our research and development effort and our business could ultimately suffer. We anticipate that we will remain principally engaged in research and development activities for an indeterminate, but substantial, period of time.

We may be unable to successfully develop, market, or commercialize our products or our product candidates without establishing new relationships and maintaining current relationships.

Our strategy for the research, development and commercialization of our potential pharmaceutical products may require us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to our existing relationships with other parties. Specifically, we may seek to joint venture, sublicense or enter other marketing arrangements with parties that have an established marketing capability or we may choose to pursue the commercialization of such products on our own. We may, however, be unable to establish such additional collaborative arrangements, license agreements, or marketing agreements as we may deem necessary to develop, commercialize and market our potential pharmaceutical products on acceptable terms. Furthermore, if we maintain and establish arrangements or relationships with third parties, our business may depend upon the successful performance by these third parties of their responsibilities under those arrangements and relationships.

Our ability to successfully commercialize, and market our product candidates could be limited if a number of these existing relationships were terminated.

Furthermore, we may enter into a strategic licensing agreement with a pharmaceutical company for our polymer platinate program where the costs of developing a product would be shared. Although we have had discussions with potential licensing partners with respect to our polymer platinate program, to date we have not entered into any licensing arrangement. We may be unable to execute our licensing strategy for polymer platinate.

We may be unable to successfully manufacture our products and our product candidates in clinical quantities or for commercial purposes without the assistance of  contract manufacturers, which may be difficult for us to obtain and maintain.

We have limited experience in the manufacture of pharmaceutical products in clinical quantities or for commercial purposes and we may not be able to manufacture any new pharmaceutical products that we may develop. As a result, we have established, and in the future intend to establish arrangements with contract manufacturers to supply sufficient quantities of products to conduct clinical trials and for the manufacture, packaging, labeling and distribution of finished pharmaceutical products if any of our potential products are approved for commercialization. If we are unable to contract for a sufficient supply of our potential pharmaceutical products on acceptable terms, our preclinical and human clinical testing schedule may be delayed, resulting in the delay of our clinical programs and submission of product candidates for regulatory approval, which could cause our business to suffer. Our business could suffer if there are delays or difficulties in establishing relationships with manufacturers to produce, package, label and distribute our finished pharmaceutical or other medical products, if any, market introduction and subsequent sales of such products. Moreover, contract manufacturers that we may use must adhere to current Good Manufacturing Practices, as required by the FDA. In this regard, the FDA will not issue a pre-market approval or product and establishment licenses, where applicable, to a manufacturing facility for the products until the manufacturing facility passes a pre-approval plant inspection. If we are unable to obtain or retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize our products as planned. Our potential dependence upon third parties for the manufacture of our products may adversely affect our ability to generate profits or acceptable profit margins and our ability to develop and deliver such products on a timely and competitive basis.

ProLindac™ is manufactured by third parties for our Phase I/II clinical trials. Manufacturing is ongoing for the current clinical trials. Certain manufacturing steps are conducted by the Company to enable significant cost savings to be realized.

We are subject to extensive governmental regulation which increases our cost of doing business and may affect our ability to commercialize any new products that we may develop.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed laboratory, preclinical and clinical testing procedures and other costly and time-consuming procedures to establish their safety and efficacy. All of our drugs and drug candidates require receipt and maintenance of governmental approvals for commercialization. Preclinical and clinical trials and manufacturing of our drug candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product. The status of our principal products is as follows:

•                  ProLindac™ is currently commencing a Phase II trial in Europe and has commenced a Phase II trial in the US.

•                  ProLindac™ has been approved for an additional Phase I trial in the US by the FDA.

•                  A mucoadhesive liquid technology product, MuGard™, will be the subject of a 510(k) device approval application in 2006.

•                  Vitamin mediated delivery technology is currently in the pre-clinical phase.

•                  We also have other products in the preclinical phase.

Due to the time consuming and uncertain nature of the drug candidate development process and the governmental approval process described above, we cannot assure you when we, independently or with our collaborative partners, might submit a NDA, for FDA or other regulatory review.

Government regulation also affects the manufacturing and marketing of pharmaceutical products. Government regulations may delay marketing of our potential drugs for a considerable or indefinite period of time, impose costly procedural requirements upon our activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect our marketing as well as our ability to generate significant revenues from commercial sales. Our drug candidates may not receive FDA or other regulatory approvals on a timely basis or at all. Moreover, if regulatory approval of a drug candidate is granted, such approval may impose limitations on the indicated use for which such drug may be marketed. Even if we obtain initial regulatory approvals for our drug candidates, Access, our drugs and our manufacturing facilities would be subject to continual review and periodic inspection, and later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on the marketing or manufacture of such drug, including withdrawal of the drug from the market. The FDA and other regulatory authorities stringently apply regulatory standards and failure to comply with regulatory standards can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

The uncertainty associated with preclinical and clinical testing may affect our ability to successfully commercialize new products.

Before we can obtain regulatory approvals for the commercial sale of any of our potential drugs, the drug candidates will be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy in humans. Preclinical or clinical trials of any of our future drug candidates may not demonstrate the safety and efficacy of such drug candidates at all or to the extent necessary to obtain regulatory approvals. In this regard, for example, adverse side effects can occur during the clinical testing of a new drug on humans which may delay ultimate FDA approval or even lead us to terminate our efforts to develop the drug for commercial use. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. In particular, polymer platinate has taken longer to progress through clinical trials than originally planned. This extra time has not been related to concerns of the formulations but rather due to the lengthy regulatory process. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate. A delay or failure to receive regulatory approval for any of our drug candidates could prevent us from successfully commercializing such candidates and we could incur substantial additional expenses in our attempts to further develop such candidates and obtain future regulatory approval.

We may incur substantial product liability expenses due to the use or misuse of our products for which we may be unable to obtain insurance coverage.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. These risks will expand with respect to our drug candidates, if any, that receive regulatory approval for commercial sale and we may face substantial liability for damages in the event of adverse side effects or product defects identified with any of our products that are used in clinical tests or marketed to the public. We generally procure product liability insurance for drug candidates that are undergoing human clinical trials. Product liability insurance for the biotechnology industry is generally expensive, if available at all, and as a result, we may be unable to obtain insurance coverage at acceptable costs or in a sufficient amount in the future, if at all. We may be unable to satisfy any claims for which we may be held liable as a result of the use or misuse of products which we have developed, manufactured or sold and any such product liability claim could adversely affect our business, operating results or financial condition.

We may incur significant liabilities if we fail to comply with stringent environmental regulations or if we did not comply with these regulations in the past.

Our research and development processes involve the controlled use of hazardous materials. We are subject to a variety of federal, state and local governmental laws and regulations related to the use, manufacture, storage, handling and disposal of such material and certain waste products. Although we believe that our activities and our safety procedures for storing, using, handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Intense competition may limit our ability to successfully develop and market commercial products.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions.

The following products may compete with polymer platinate:

•                  Cisplatin, marketed by Bristol-Myers-Squibb, the originator of the drug, and several generic manufacturers;

•                  Carboplatin, marketed by Bristol-Myers-Squibb in the US; and

•                  Oxaliplatin, marketed exclusively by Sanofi-Synthelabo.

The following companies are working on therapies and formulations that may be competitive with our polymer platinate:

•                  Antigenics and Regulon are developing liposomal formulations; and

•                  American Pharmaceutical Partners, Cell Therapeutics, Daiichi, Enzon and Debio are developing alternate drugs in combination with polymers and other drug delivery systems.

Companies working on therapies and formulations that may be competitive with our vitamin mediated drug delivery system are Bristol-Myers-Squibb, Centocor (acquired by Johnson & Johnson), GlaxoSmithKline, Imclone and Xoma which are developing targeted monoclonal antibody therapy.

Amgen commercializes Palifermin™. CuraGen, McNeil, MGI Pharma and OSI Pharmaceuticals are developing products to treat mucositis that may compete with our mucoadhesive liquid technology.

BioDelivery, Biovail Corporation, Cellgate, CIMA Labs, Inc., Depomed Inc., Emisphere Technologies, Inc., Eurand, Flamel Technologies, Nobex and Xenoport are developing products which compete with our oral drug delivery system.

Many of these competitors have and employ greater financial and other resources, including larger research and development, marketing and manufacturing organizations. As a result, our competitors may successfully develop  technologies and drugs that are more effective or less costly than any that we are developing or which would render our technology and future products obsolete and noncompetitive.

In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. Drugs resulting from our research and development efforts or from our joint efforts with collaborative partners therefore may not be commercially competitive with our competitors’ existing products or products under development.

Our ability to successfully develop and commercialize our drug candidates will substantially depend upon the availability of reimbursement funds for the costs of the resulting drugs and related treatments.

The successful commercialization of, and the interest of potential collaborative partners to invest in the development of our drug candidates, may depend substantially upon reimbursement of the costs of the resulting drugs and related treatments at acceptable levels from government authorities, private health insurers and other organizations, including health maintenance organizations, or HMOs. Limited reimbursement for the cost of any drugs that we develop may reduce the demand for, or price of such drugs, which would hamper our ability to obtain collaborative partners to commercialize our drugs, or to obtain a sufficient financial return on our own manufacture and commercialization of any future drugs.

The market may not accept any pharmaceutical products that we successfully develop.

The drugs that we are attempting to develop may compete with a number of well-established drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any drugs developed by us will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of our drug candidates, the potential advantage of our drug candidates over existing therapies and the reimbursement policies of government and third-party payers. Physicians, patients or the medical community in general may not accept or use any drugs that we may develop independently or with our collaborative partners and if they do not, our business could suffer.

Trends toward managed health care and downward price pressures on medical products and services may limit our ability to profitably sell any drugs that we may develop.

Lower prices for pharmaceutical products may result from:

•                  third-party payers’ increasing challenges to the prices charged for medical products and services;

•                  the trend toward managed health care in the United States and the concurrent growth of HMOs and similar organizations that can control or significantly influence the purchase of healthcare services and products; and

•                  legislative proposals to reform healthcare or reduce government insurance programs.

The cost containment measures that healthcare providers are instituting, including practice protocols and guidelines and clinical pathways, and the effect of any healthcare reform, could limit our ability to profitably sell any drugs that we may successfully develop. Moreover, any future legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement, may cause our business to suffer.

We may not be successful in protecting our intellectual property and proprietary rights.

Our success depends, in part, on our ability to obtain U.S. and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate our business without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing and there is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. We cannot assure you that any existing or future patents issued to, or licensed by, us will not subsequently be challenged, infringed upon, invalidated or circumvented by others. As a result, although we, together with our subsidiaries, are either the owner or licensee to 11 U.S. patents and to 11 U.S. patent applications now pending, and 4 European patents and 12 European patent applications, we cannot assure you that any additional patents will issue from any of the patent applications owned by, or licensed to, us. Furthermore, any rights that we may have under issued patents may not provide us with significant protection against competitive products or otherwise be commercially viable.

Our patents for the following technologies expire in the years and during the date ranges indicated below:

•                  ProLindac™ in 2021

•                  Mucoadhesive technology, patents are pending

•                  Vitamin mediated technology between 2006 and 2019

In addition, patents may have been granted to third parties or may be granted covering products or processes that are necessary or useful to the development of our drug candidates. If our drug candidates or processes are found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our development, manufacture and sale of such drug candidates could be severely restricted or prohibited. In such event, we may be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. We cannot assure you that we will be able to obtain such licenses on acceptable terms, if at all. If we become involved in litigation regarding our intellectual property rights or the intellectual property rights of others, the potential cost of such litigation, regardless of the strength of our legal position, and the potential damages that we could be required to pay could be substantial.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

We are dependent upon the efforts of our senior management and scientific team. The loss of the services of one or more of these individuals could delay or prevent the achievement of our research, development, marketing, or product commercialization objectives. While we have employment agreements with David Nowotnik, PhD our Senior Vice President Research and Development, and Stephen Thompson, our Vice President and Chief Financial Officer, their employment may be terminated by them or us at any time. Mr. Thompson’s and Dr. Nowotnik’s agreements expire within one year and are extendable each year on the anniversary date. Dr. Mazanet, our acting CEO is currently an employee at will. We do not have employment contracts with our other key personnel. We do not maintain any “key-man” insurance policies on any of our key employees and we do not intend to obtain such insurance. In addition, due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. In view of the stage of our development and our research and development programs, we have restricted our hiring to research scientists and a small administrative staff and we have made only limited investments in manufacturing, production, sales or regulatory compliance resources. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of our activities, however, and we may be unsuccessful in attracting and retaining these personnel.

An investment in our common stock may be less attractive because it is not traded on a recognized public market.

In February, 2006, our common stock was de-listed from trading on American Stock Exchange, and traded on the “Pink Sheets” until May 18, 2006. Our common stock is currently traded on the OTC Bulletin Board. This is viewed by most investors as a less desirable, and less liquid, marketplace. As a result, an investor may find it more difficult to purchase, dispose of or obtain accurate quotations as to the value of our common stock.

Our common stock is subject to Rules 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and “accredited investors” (as defined in Rule 501(c) of the Securities Act). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of our common stock.

Additionally, our common stock is subject to SEC regulations applicable to “penny stock.” Penny stock includes any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule proscribed by the SEC relating to the penny stock market must be delivered by a broker-dealer to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for our common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

Ownership of our shares is concentrated, to some extent, in the hands of a few investors which could limit the ability of our other stockholders to influence the direction of the company.

SCO Capital Partners LLC and its affiliates, Larry N. Feinberg (Oracle Partners LP, Oracle Institutional Partners LP and Oracle Investment Management Inc.), Kerry P. Gray and Heartland Advisors, Inc. each beneficially owned, as determined under the SEC’s beneficial ownership rules,  approximately 70.4%, 26.4%, 9.2% and 9.0%, respectively, of our common stock as of July 6, 2006. Accordingly, they collectively may have the ability to significantly influence or determine the election of all of our directors or the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of our other stockholders.

Provisions of our charter documents could discourage an acquisition of our company that would benefit our stockholders and may have the effect of entrenching, and making it difficult to remove, management.

Provisions of our Certificate of Incorporation, By-laws and Stockholders Rights Plan may make it more difficult for a third party to acquire control of the Company, even if a change in control would benefit our stockholders. In particular, shares of our preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our Board of Directors may determine, including, for example, rights to convert into our common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any of our preferred stock that may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock and discourage these investors from acquiring a majority of our common stock. Further, the existence of these corporate governance provisions could have the effect of entrenching management and making it more difficult to change our management.

Substantial sales of our common stock could lower our stock price.

The market price for our common stock could drop as a result of sales of a large number of our presently outstanding shares or shares that we may issue or be obligated to issue in the future. All of the 3,530,908 shares of our common stock that are outstanding as of July 6, 2006, are unrestricted and freely tradable or tradable pursuant to a resale registration statement or under Rule 144 of the Securities Act or are covered by a registration rights agreement.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 3,530,908 shares of common stock outstanding as of July 6, 2006, 3,530,908 shares are, or will be, freely tradable without restriction, unless held by our “affiliates.” Some of these shares may be resold under Rule 144. The sale of the 9,212,087 shares issuable upon conversion of our outstanding convertible notes and upon exercise of outstanding warrants could also lower the market price of our common stock.

The selling stockholders intend to sell their shares of common stock in the market, which sales may cause our stock price to decline

The selling stockholders intend to sell in the public market 9,298,170 shares of our common stock being registered in this offering. That means that up to 9,298,170 shares may be sold pursuant to this registration statement. Such sales may cause our stock price to decline. Our officers and directors and our shareholders who are significant shareholders, as defined by the SEC, will continue to be subject to the provisions of various insider trading and rule 144 regulations.

The price you pay in this offering will fluctuate and may be higher or lower than the prices paid by other people participating in this offering

The price in this offering will fluctuate based on the prevailing market price of our common stock on the OTC Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and that involve risks and uncertainties. These statements include, without limitation, statements relating to uncertainties associated with research and development activities, clinical trials, our ability to raise capital, the timing of and our ability to achieve regulatory approvals, dependence on others to market our licensed products, collaborations, future cash flow, the timing and receipt of licensing and milestone revenues, the future success of our marketed products and products in development, our sales projections, and the sales projections of our licensing partners, our ability to achieve licensing milestones, our ability to continue as a going concern, anticipated payments to be received from Uluru, anticipated product approvals and timing thereof, product opportunities, clinical trials and U.S. Food and Drug Administration (“FDA”) applications, as well as our drug development strategy, our clinical development organization expectations regarding our rate of technological developments and competition, our plan not to establish an internal marketing organization, our expectations regarding minimizing development risk and developing and introducing technology, the terms of future licensing arrangements, our ability to secure additional financing for our operations and our expected cash burn rate. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “could,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. We intend the forward-looking statements to be covered by the safe harbor for forward-looking statements in these sections. The forward-looking information is based on various factors and was derived using numerous assumptions.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under “Risk Factors” and elsewhere in this Prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this Prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The forward-looking statements contained in this Prospectus represent our judgment as of the date of this Prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. The selling shareholders are the entities who have assisted in or provided financing to us. A description of each selling shareholder’s relationship to us and how each selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table. Mr. Duty is a partner in Oracle Investment Management, Inc., Oracle  Investment Management Inc. and affiliates (Oracle Partners, L.P., Oracle Institutional Partners, L.P., Sam Oracle Fund, Inc.,  Oracle Offshore, Ltd. and Larry N. Feinberg).

Selling Stockholder	Shares Beneficially Owned Before Offering (1)	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
SCO Capital Partners, LLC	6,636,362	65.3%	6,636,362	65.3%
Beach Capital LLC	795,454	18.4%	795,454	18.4%
Lake End Capital LLC	886,363	20.1%	886,363	20.1%
Howard Fisher	45,454	1.3%	45,454	1.3%
Jeffrey B. Davis	—	—	—	—
Mark J. Alvino	45,454	1.3%	45,454	1.3%
Cornell Capital Partners, LP	86,083	2.4%	86,083	2.4%
Oracle Partners, L.P.	646,000	15.5%	504,900	12.5%
Oracle Institutional Partners, L.P.	176,680	4.8%	139,700	3.8%
Oracle Associates LLC	136,824	3.7%	—	—
Sam Oracle Fund, Inc.	145,000	3.9%	132,000	3.6%
Oracle Offshore, Ltd.	32,800	0.9%	26,400	0.7%
Larry N. Feinberg	3,660	0.1%	—	—

Total:	9,638,134	73.2%	9,298,170	72.5%

*                 Less than 1%

(1)          Applicable percentage of ownership is based on 3,530,908 shares of common stock outstanding as of July 6, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of July 6, 2006, for each stockholder. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group..

The following information contains a description of each selling shareholder’s relationship to us and how each selling shareholder acquired the shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship, with us, except as follows:

SCO Capital Partners LLC and affiliates - Notes and Warrants

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates.

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Cornell Capital Partners Standby Equity Distribution Agreement and Securities Purchase Agreement

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the Debt issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA can be accessed through March 30, 2007.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House

Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrue interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company’s common stock at the holder’s option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company issued to the holders an aggregate of 10,000 shares of common stock of the Company. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We have generally incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of March 31, 2006 of $71,021,000. We expect that our capital resources as of March 31, 2006, together with receivables due from Uluru, Inc. will be adequate to fund our current level of operations for nine months excluding any obligation to repay the convertible notes and the debt service on the convertible notes. We cannot assure you that we will ever be able to generate significant product revenue or achieve or sustain profitability. We currently do not have the cash resources to repay our Convertible Notes due in March and April 2007. Our financing plan through the sales of equity or use of the SEDA are expected to provide the resources to repay such notes. At this time the Company will not be able to access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC.

Oracle Partners LP Convertible Notes

On November 9, 2005 the Company announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005. Oracle Partners LP and its affiliates, holders of $4 million worth of convertible notes, agreed to amend their notes to a new maturity date, April  28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in the Company recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date. Mr. Duty, a partner at Oracle Partners, L.P, is also currently a member of the Board of the Company, a member of the Audit & Finance Committee of the Board, and a member of the Nominating and Corporate Governance Committee of the Board.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the Selling Stockholders. We will receive proceeds from the exercise of warrants if payment of the exercise price is made in cash. All such proceeds will be used for general corporate purposes.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the OTC Bulletin Board, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•                  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•                  purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchases;

•                  through options, swaps or derivatives;

•                  in privately negotiated transactions;

•                  in making short sales or in transactions to cover short sales; and

•                  put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•                  the name of each such selling security holder and of the participating broker-dealer(s);

•                  the number of shares involved;

•                  the initial price at which the shares were sold;

•                  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•                  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•                  other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes included in this Prospectus.

Overview

We are an emerging pharmaceutical company focused on developing both novel product candidates based upon our technologies in oncology and vitamin targeted drug delivery.

All share and per share information reflect a one for five reverse stock split effected June 5, 2006.

Together with our subsidiaries, we have proprietary patents or rights to four drug delivery technology platforms:

•                  synthetic polymer targeted delivery,

•                  vitamin mediated targeted delivery,

•                  vitamin mediated oral delivery, and

•                  mucoadhesive liquid technology.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of March 31, 2006, our accumulated deficit was $71,021,000.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO (see further discussion under “Liquidity and Capital Resources”).

On October 12, 2005, we sold our oral care and dermatology business unit to Uluru, Inc., a private Delaware corporation, for up to $20.6 million to allow us to focus on our technologies in oncology and vitamin targeted drug delivery. The products and technologies sold to Uluru include amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we have licensed to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm (see further discussion under “Liquidity and Capital Resources”).

In March 2005 we finalized an agreement with Cornell Capital Partners and Highgate House Funds providing  funding in the form of a Secured Convertible Debenture for net proceeds of approximately $2,360,000 (which was paid in October 2005), and a Secured Equity Distribution Agreement (“SEDA”) under which Access can draw up to $15,000,000 in working capital over a 2-year period (see further discussion under “Liquidity and Capital Resources”).

Results of Operations

Comparison of First Quarter ended March 31, 2006 and 2005

Total research spending for the first quarter of 2006 was $756,000, as compared to $541,000 for the same period in 2005, an increase of $215,000. The increase in expenses was primarily the result of higher costs for product manufacturing and clinical trials for ProLindac™.

Total general and administrative expenses were $666,000 for the first quarter of 2006, a decrease of $23,000 as compared to the same period in 2005. The decrease in spending was due primarily to the following:

•                  lower license fees ($67,000), due to us not being listed on the American Stock Exchange;

•                  lower business consulting expenses ($44,000); and

•                  lower rent expense and equipment rental expense ($44,000).

The decrease in general and administrative expenses is partially offset by:

•                  higher salary related expenses due to recognizing option expenses ($53,000)

•                  higher patent fees ($42,000); and

•                  by other net increases ($37,000).

Depreciation and amortization was $77,000 for the first quarter of 2006 as compared to $83,000 for the same period in 2005 reflecting a decrease of $6,000. The decrease in depreciation and amortization was due to assets becoming fully depreciated.

Total operating expenses in the first quarter of 2006 were $1,499,000 as compared to total operating expenses of $1,313,000 for the same period in 2005, an increase of $186,000.

Interest and miscellaneous income was $92,000 for the first quarter of 2006 as compared to $10,000 for the same period in 2005, an increase of $82,000. The increase in interest income was due to accretion of the receivable due from Uluru.

Interest and other expense was $1,299,000 for the first quarter of 2006 as compared to $313,000 the same period in 2005, an increase of $986,000. The increase in interest and other expense was due to amortization of the discount on the extension of convertible notes.

In 2006 there was an unrealized loss on fair value of warrants of $2,150,000 due to the warrants issued to SCO and affiliates.

Loss from continuing operations in the first quarter of 2006 was $4,856,000 as compared to loss from continuing operations of $1,616,000 for the same period in 2005, an increase of $3,240,000.

Discontinued operations in 2005 is the result of the sale of our oral/topical care business to Uluru, Inc. and the closure of our Australian laboratory. The loss from our discontinued operations was $814,000 or $0.26 per common share for the first quarter of 2005.

Net loss in the first quarter of 2006 was $4,856,000, or a $1.38 basic and diluted loss per common share, compared with a loss of $2,430,000, or a $0.78 basic and diluted loss per common share for the same period in 2005.

Comparison of Years Ended December 31, 2005 and 2004

Our total research spending for continuing operations for the year ended December 31, 2005 was $2,783,000, as compared to $2,335,000 in 2004, an increase of $448,000. The increase in expenses was the result of Phase II start-up costs including manufacturing and clinical costs for PROLINDAC™ polymer platinate clinical trials ($674,000) and other net costs ($20,000) offset by lower salary costs due to cutbacks in scientific staff ($246,000).

Our total general and administrative expenses were $4,638,000 for 2005, an increase of $1,439,000 over 2004 expenses of $3,199,000, due to:

•                  Expenses due to the separation agreement with our former CEO ($909,000);

•                  Professional fees for investment banking and financing decisions ($397,000);

•                  Higher legal fees due to changes in our convertible debt and legal fees associated with merger candidates ($161,000);  and

•                  Royalty license fee ($150,000).

The increases in general and administrative expenses is offset by:

•                  Lower investor relations costs ($90,000);

•                  Lower patent expenses ($61,000); and

•                  Lower net other increases ($27,000).

Depreciation and amortization was $333,000 in 2005 as compared to $469,000 in 2004, a decrease of $136,000 due to the impairment of a license which is no longer effective ($109,000) plus lower depreciation.

In addition we wrote off our goodwill in 2005 of $1,868,000 following an impairment analysis.

Our loss from continuing operations in 2005 was $9,622,000 as compared to a loss of $6,003,000 in 2004.

Interest and miscellaneous income was $100,000 for 2005 as compared to $226,000 for 2004, a decrease of $126,000, relating to interest income due to lower cash balances in 2005 as compared with 2004.

Interest and miscellaneous expense was $2,100,000 for 2005 as compared to $1,385,000 for the same period in 2004, an increase of $715,000. The increase was due to repayment of the secured convertible notes and contractually accelerated interest and penalty and due to amortization of the discount on the extension of convertible notes.

Net loss for 2005 was $1,700,000, or a $0.53 basic and diluted loss per common share compared with a loss of $10,238,000, or a $3.38 basic and diluted loss per common share, for 2004.

Discontinued Operations

In October 2005 we sold our oral/topical care business to Uluru, Inc. for a gain of $12,891,000 less $4,067,000 tax expense and we closed down our Australian operations. The loss from discontinued operations of our oral/topical care business and our Australian operation was $2,969,000.

Our focus will be developing unique polymer linked cytotoxics for use in the treatment of cancer and other diseases states. Our lead product PROLINDAC™ is in Phase II clinical testing. The Company also has other advanced drug delivery technologies including vitamin-mediated targeted delivery and oral care drug delivery. We do not have any agreements which provide for near term revenues. Our expenses for salaries and rent are reduced from prior years. Our clinical development expenses may be higher than previous years.

Comparison of Years Ended December 31, 2004 and 2003

Our total research spending for continuing operations for the year ended December 31, 2004 was $2,335,000, as compared to $2,549,000 in 2003, a decrease of $214,000. The decrease in expenses was the result of lower costs for the AP5280 and PROLINDAC™ polymer platinate clinical trials ($374,000) of which the AP5280 trial was completed in 2003 and other net increases ($160,000).

Our total general and administrative expenses were $3,199,000 for 2004, an increase of $685,000 over 2003 expenses of $2,514,000,  due to:

•                  higher professional fees and expenses ($339,000) principally due to increased accounting and legal fees associated with compliance with the Sarbanes-Oxley Act, new contracts and legal proceedings;

•                  higher business consulting expenses for new business development activities ($88,000);

•                  higher fees for a healthcare consultant review ($133,000);

•                  higher patent and license expenses ($51,000);

•                  higher salary and related expense ($63,000); and

•                  other net increases ($11,000).

Depreciation and amortization was $469,000 in 2004 as compared to $363,000 in 2003, an increase of $106,000 due to the impairment of a license which is no longer effective ($109,000) offset by lower depreciation ($3,000).

Our loss from continuing operations in 2004 was $6,003,000 as compared to a loss of $5,426,000 in 2003.

Interest and miscellaneous income was $226,000 for 2004 as compared to $279,000 for 2003, a decrease of $53,000. The decrease in interest income due to lower cash balances and lower interest rates in 2004 as compared with 2003.

Interest and miscellaneous expense was $1,385,000 for 2004 as compared to $1,281,000 for the same period in 2003, an increase of $104,000. The expense to record an impairment in investment $112,000 and the change in interest expense was $8,000.

The loss of our discontinued operations of our oral/topical care business and our Australian operation was $3,076,000 in 2004 and a loss of $507,000 in 2003, an increased loss of $2,569,000. The increased loss of $2,280,000, primarily miscellaneous income, was due to a one time payment in 2003 associated with a settlement agreement with Block Drug Company. The remainder of the loss was due to higher production and testing costs for Aphthasol® and OraDisc™ and higher expenses in the Australian operations.

Net loss for 2004 was $10,238,000, or a $3.38 basic and diluted loss per common share compared with a loss of $6,935,000, or a $2.61 basic and diluted loss per common share, for 2003.

Liquidity and Capital Resources

We have funded our operations primarily through private sales of common stock and convertible notes and our principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of March 31, 2006 our cash and cash equivalents and short-term investments were $3,622,000 and our working capital was ($3,230,000). Our working capital at March 31, 2006 represented a decrease of $4,575,000 as compared to our working capital as of December 31, 2005 of $1,345,000. The decrease in working capital was due mainly to the $4.5 million received from SCO and affiliates offset by losses from operations and the payment of payables.

SCO Capital Partners LLC – Notes and Warrants

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates.

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement  whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Uluru, Inc. – Sale of Oral/Topical Care Assets

On October 12, 2005, we sold our oral care and dermatology business unit to Uluru, Inc., a private Delaware corporation, for up to $20.6 million to focus on our technologies in oncology and vitamin targeted drug delivery. The products and technologies sold to Uluru include amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we have licensed to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

Uluru assumed eight employees from the Company, and five employees remained with Access after the sale transaction. Throughout the transition period agreed to by the parties, Uluru leased space from the Company at its Dallas, TX headquarters.

At the closing of this agreement we received $8.7 million. In addition, at the one year anniversary of the agreement we will receive $3.7 million and we will receive an additional $1 million within 24 months after closing or earlier upon the achievement of a milestone. Any contingent liabilities which arise in the future relating to our former business could reduce the $3.7 million receipt. Additional payments of up to $7.2 million may be made upon the achievement of certain additional milestones.

The upfront payment of this transaction allowed Access to immediately retire our $2.6 million of Secured Convertible Notes held by Cornell Capital Partners and its affiliate and the various agreements relating to these notes. Such notes were secured by all of our assets. In addition, the elimination of the manufacturing and regulatory costs associated with the oral care business, as well as required employees for these marketed products and product candidates are expected to reduce our burn rate substantially.

Restructuring Convertible Notes

On November 9, 2005 we announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005.

One holder of $4 million worth of convertible notes (Oracle Partners LP and related funds) agreed to amend their notes to a new maturity date, April  28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion  in the event of a change of control of the Company. This modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

Access was unable to reach a conversion agreement with the second holder of $4 million worth of notes (Philip D. Kaltenbacher), so settled his claim by paying him this amount plus expenses and interest as outlined in the terms of the note.

The third noteholder, holding $5.5 million worth of convertible notes agreed to amend its notes to a new maturity date, September 13, 2010 and elected to have the 2005 interest of $423,000 to be paid on September 13, 2006. The delayed interest will earn interest at a rate of 7.7%.

We do not have sufficient funds to repay our convertible notes at their maturity. We may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure our convertible notes or obtain additional funding to repay the convertible notes and support our working capital and operating requirements, could cause us to be in default of our convertible notes and prevent us from making expenditures that are needed to allow us to maintain our operations. A failure to restructure our existing convertible notes or obtain necessary additional capital in the future could jeopardize our operations.

Cornell Capital Partners Standby Equity Distribution Agreement and Securities Purchase Agreement

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs should they cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA can be accessed through March 30, 2007.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrued interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company’s common stock at the holder’s option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company issued to the holders an aggregate of 10,000 shares of common stock of the Company. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We have generally incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of March 31, 2006 of $71,021,000. We expect that the receivables due from Uluru, Inc. will be adequate to fund our current level of operations for twelve months excluding any obligation to repay the convertible notes and the debt service on the convertible notes. We cannot assure you that we will ever be able to generate significant product revenue or achieve or sustain profitability. We currently do not have the cash resources to repay our Convertible Notes due in March and April 2007. Our financing plan through the sales of equity or use of the SEDA are expected to provide the resources to repay such notes. At this time the Company will not be able to access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC.

We plan to expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to our acquired and developed technology. Our future capital requirements and adequacy of available funds will depend on many factors, including:

•      the successful commercialization of ProLindac™ and our other product candidates;

•      the ability to convert, repay or restructure our outstanding convertible notes and debentures;

•      the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;

•      continued scientific progress in our research and development programs;

•      the magnitude, scope and results of preclinical testing and clinical trials;

•      the costs involved in filing, prosecuting and enforcing patent claims;

•      the costs involved in conducting clinical trials;

•      competing technological developments;

•      the cost of manufacturing and scale-up;

•      the ability to establish and maintain effective commercialization arrangements and activities; and

•      successful regulatory filings.

We have devoted substantially all of our efforts and resources to research and development conducted on our own behalf. The following table summarizes research and development spending by project category (in thousands), which spending includes, but is not limited to, payroll and personnel expense, lab supplies, preclinical expense, development cost, clinical trial expense, outside manufacturing expense and consulting expense:

	Twelve Months ended December 31,		Three Months ended March 30,	Inception To
Project	2005	2004	2005	Date (1)
Polymer Platinate (AP5280 and ProLindac™)	$2,653	$2,177	$756	$18,367
Mucoadhesive Liquid Technology (MLT)	—	51	—	1,480
Others(2)	130	107	—	5,044
Total	$2,783	$2,335	$756	$24,891

(1)   Cumulative spending from inception of the Company or project through March 31, 2006.

(2)   The following projects are among the ones included in this line item:  Vitamin Mediated Targeted Delivery, carbohydrate targeting, amlexanox cream and gel and other related projects.

Due to uncertainties and certain of the risk factors described above, including those relating to our ability to successfully commercialize our drug candidates, our ability to obtain necessary additional capital to fund operations in the future, our ability to successfully manufacture our products and our product candidates in clinical quantities or for commercial purposes, government regulation to which we are subject, the uncertainty associated with preclinical and clinical testing, intense competition that we face, market acceptance of our products and protection of our intellectual property, it is not possible to reliably predict future spending or time to completion by project or product category or the period in which material net cash inflows from significant projects are expected to commence. If we are unable to timely complete a particular project, our research and development efforts could be delayed or reduced, our business could suffer depending on the significance of the project and we might need to raise additional capital to fund operations, as discussed in the risk factors above, including without limitation those relating to the uncertainty of the success of our research and development activities and our ability to obtain necessary additional capital to fund operations in the future. As discussed in such risk factors, delays in our research and development efforts and any inability to raise additional funds could cause us to eliminate one or more of our research and development programs.

We plan to continue our policy of investing any available funds in certificates of deposit, money market funds, government securities and investment-grade interest-bearing securities. We do not invest in derivative financial instruments.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United State of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are often different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Receivables

Due to our sale of assets in October 2005 we have $4.7 million in receivables due from Uluru, Inc. The receivables at March 31, 2006 are $4.5 million reflecting their net present value. Management believes that the receivables are collectible.

Asset Impairment

On January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets.” Upon adoption, we performed a transitional impairment test on our recorded intangible assets that consisted primarily of acquisition related goodwill and license intangibles. We also performed an annual impairment test in the fourth quarter of 2005. The analysis compared the Company’s market capitalization with net asset value resulting in an impairment charge in 2005 of $1,868,000.

Our intangible assets at December 31, 2005 consist primarily of patents acquired in acquisitions and licenses which were recorded at fair value on the acquisition date. We perform an impairment test at least on an annual basis or when indications of impairment exist. At December 31, 2005, management believes no impairment of our intangible assets exists.

Based on an assessment of our accounting policies and underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact our consolidated financial position, results of operations or cash flows. The impairment tests involve judgment on the part of management as to the value of goodwill, licenses and intangibles.

Recent Accounting Pronuncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), Share-Based Payment (SFAS 123(R)), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. In April 2005, the SEC postponed the effective date of SFAS 123(R) until the fiscal year beginning after June 15, 2005. In March 2005, the SEC staff issued guidance on SFAS 123(R). Staff Accounting

Bulletin No. 107 (“SAB 107”) was issued to assist preparers by simplifying some of the implementation challenges of SFAS 123(R) while enhancing the information that investors receive. The Company applied the principles of SAB 107 in conjunction with its adoption of SFAS 123(R) on January 1, 2006. Management estimates that the Company’s net loss for 2006 will increase by approximately $153,000 due to non-cash stock compensation in accordance with SFAS 123(R), which excludes any grants in 2006 which have not been approved. However, management expects that actual results may differ due to differences and changes in components of the calculation during the 2006 fiscal year. See Note 1 for information related to the pro forma effects on the Company’s reported net loss and net loss per common share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation and also see Note 5 of the Form 10-Q ending March 31, 2006.

Off-Balance Sheet Transactions

None

Contractual Obligations

		Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	Over 3 Years

Long-Term Debt Obligations	$14,584,000	$69,000	$9,015,000	$5,500,000
Interest	3,489,000	1,190,000	1,452,000	847,000

Total	$18,073,000	$1,259,000	$10,467,000	$6,347,000

DESCRIPTION OF BUSINESS

Business

Access Pharmaceuticals, Inc. (“Access” or the “Company”) is a Delaware corporation. We are an emerging pharmaceutical company developing unique polymer linked cytotoxics for use in the treatment of cancer and other diseases states. Our lead product PROLINDAC™ is in Phase II clinical testing. The Company also has other advanced drug delivery technologies including vitamin-mediated targeted delivery and oral care drug delivery.

Together with our subsidiaries, we have proprietary patents or rights to four drug delivery technology platforms:

•              synthetic polymer targeted delivery,

•              vitamin mediated targeted delivery

•              vitamin mediated oral delivery, and

•              mucoadhesive liquid technology.

Key Developments

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and its affiliates.

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

On January 31, 2006 we announced that we had received notice denying the Company’s appeal of an American Stock Exchange (“AMEX”) Staff Determination on December 12, 2005 which found that the Company failed to comply with AMEX’s continued listing standards due to losses from continuing operations and/or net losses in two of its most recent fiscal years with shareholders’ equity of less than $2 million, as set forth in Section 1003(a)(i) of the AMEX “Company Guide”; due to losses from continuing operations and/or net losses in three of its most recent fiscal years with shareholders’ equity of less than $4 million, as set forth in Section 1003(a)(ii) of the Company Guide; and due to losses from continuing operations and/or net losses in four of its most recent fiscal years with shareholders’ equity of less than $6 million, as set forth in Section 1003(a)(iii) of the Company Guide. As a result, the Company’s common stock was delisted from AMEX effective with the open of business on Wednesday, February 1, 2006. Quotations for our common stock appeared in the “Pink Sheets” under the trading symbol “AKCA” from February 1, 2006 until May 18, 2006. Quotations for our common stock appear in the “OTC Bulletin Board” under the trading symbol “ACCP” from May 19, 2006.

On October 12, 2005, we sold our oral care and dermatology business unit to Uluru, Inc, a private Delaware corporation, for up to $20.6 million to focus on our technologies in oncology and oral drug delivery. The products and technologies sold to Uluru include amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we have licensed to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

Uluru assumed eight employees of the Company, and five employees remained with Access after the sale transaction. Through the transition period, Uluru leased space from the Company at its Dallas, TX headquarters.

At the closing of this agreement we received $8.7 million. In addition, at the one year anniversary of the agreement we will receive $3.7 million, and we will receive an additional $1 million within 24 months after closing or earlier upon the achievement of a milestone. Any contingent liabilities that arise in the future relating to our former business could reduce the $3.7 million receipt. Additional payments of up to $7.2 million may be made upon the achievement of certain additional milestones.

The upfront payment of this transaction allowed Access to immediately retire our $2.6 million of Secured Convertible Notes held by Cornell Capital Partners and its affiliate and the various agreements relating to these notes. Such notes were secured by all of our assets. In addition, the elimination of the manufacturing and regulatory costs associated with the oral care business, as well as required employees for these marketed products and product candidates will allow us to reduce our burn rate substantially.

On November 9, 2005 we announced the restructuring and repayment of a portion of our 7.0% convertible promissory notes due September 13, 2005.

One holder of $4 million worth of convertible notes (Oracle Partners LP and related funds) agreed to amend their notes to a new maturity date, April 28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days.

There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company.

The Company was unable to reach a conversion agreement with the second holder of $4 million worth of notes (Philip D. Kaltenbacher), so settled his claim by paying him this amount plus expenses and interest as outlined in the terms of the note.

The third noteholder, holding $5.5 million worth of convertible notes agreed to amend its notes to a new maturity date, September 13, 2010 and elected to have the 2005 interest of $423,000 to be paid on September 13, 2006. The delayed interest will earn interest at a rate of 7.7%.

On May 11, 2005, we announced that Kerry P. Gray resigned as our President and Chief Executive Officer, effective as of May 10, 2005. Mr. Gray resigned from our Board of Directors and from all other positions held with us, effective as of May 10, 2005. We entered into a Separation Agreement with Mr. Gray dated as of May 10, 2005. Pursuant to the terms of the Separation Agreement, Mr. Gray agreed to provide us with certain post-termination assistance. He also agreed to maintain the confidentiality of our proprietary information and to a customary mutual release of claims with us. The Separation Agreement provides for an immediate cash payment to Mr. Gray of $225,000 and payments of $33,333 each month for a period of 18 months, which payments are secured by a lien on our assets. We are required to issue 700 shares of our common stock to Mr. Gray each month for a period of 18 months following May 10, 2005. The Separation Agreement also provides that all of Mr. Gray’s outstanding stock options and shares of restricted stock be immediately and fully vested and all options remain exercisable for a period of two years.

On May 11, 2005, we announced that Rosemary Mazanet, M.D., Ph.D, had been named by the Board of Directors as our Acting Chief Executive Officer, effective as of May 11, 2005. The agreement is memorialized in a Letter Agreement with us, dated May 10, 2005. Dr. Mazanet’s title will be Acting Chief Executive Officer and she will report directly to, and be subject to the direction of,  our Board of Directors.

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital Partners to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the Debt issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA is effective through March 30, 2007.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrued interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company’s common stock at the holder’s option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities

Purchase Agreement, the Company issued to the holders an aggregate of 10,000 shares of common stock of the Company. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We were incorporated in Wyoming in 1974 as Chemex Corporation, and in 1983 we changed our name to Chemex Pharmaceuticals, Inc. We changed our state of incorporation from Wyoming to Delaware on June 30, 1989. In 1996 we merged with Access Pharmaceuticals, Inc., a private Texas corporation, and changed our name to Access Pharmaceuticals, Inc. Our principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; our telephone number is (214) 905-5100.

Products in Development

We have used our drug delivery technology platforms to develop the following products and product candidates:

Polymer Platinate (ProLindac™, formerly AP 5346) DACH Platinum

Chemotherapy, surgery and radiation are the major components in the clinical management of cancer patients. Chemotherapy is increasingly used as an adjunct to radiation and surgery to improve their effectiveness and serves as the primary therapy for some solid tumors and metastases. For chemotherapeutic agents to be effective in treating cancer patients, however, the agent must reach the target cells in effective quantities with minimal toxicity in normal tissues.

The current optimal strategy for chemotherapy involves exposing patients to the most intensive cytotoxic regimens that they can tolerate and clinicians attempt to design a combination of chemotherapeutic drugs, a dosing schedule and a method of administration to increase the probability that cancerous cells will be destroyed while minimizing the harm to healthy cells. Notwithstanding clinicians’ efforts, most current chemotherapeutic drugs have significant shortcomings that limit the efficacy of chemotherapy. For example, certain cancers are inherently unresponsive to chemotherapeutic agents. Alternatively, other cancers may initially respond, but subgroups of cancer cells acquire resistance to the drug during the course of therapy and the resistant cells may survive and cause a relapse. Serious toxicity, including bone marrow suppression, renal toxicity, neuropathy, or irreversible cardiotoxicity, are some of the limitations of current anti-cancer drugs that can prevent their administration in curative doses.

Oxaliplatin form of DACH platinum was initially approved in France and in Europe in 1999 for the treatment of colorectal cancer. It is now also being marketed in the United States and is generating worldwide sales in excess of $1.5 billion annually. Carboplatin and Cisplatin, two approved platinum chemotherapy drugs, are not indicated for the treatment of metastatic colorectal cancer. Oxaliplatin, in combination with 5-flurouracil and folinic acid is indicated for the first-line treatment of metastatic colorectal cancer in Europe and the U.S. The colorectal cancer market is a significant opportunity as there are over 940,000 reported new cases annually worldwide, increasing at a rate of approximately three percent per year, and 500,000 deaths.

Currently, platinum compounds are one of the largest selling categories of chemotherapeutic agents, with annual sales in excess of $2.0 billion. As is the case with all chemotherapeutic drugs, the use of such compounds is associated with serious systemic side effects. The drug delivery goal therefore is to enhance delivery of the drug to the tumor and minimize the amount of drug affecting normal organs in the body.

Utilizing the biocompatible water-soluble polymer HPMA as a drug carrier, ProLindac™ links DACH platinum to a polymer in a manner which permits the selective release of platinum in tumors. The polymer capitalizes on the biological differences in the permeability of blood vessels at tumor sites versus normal tissue. In this way, tumor selective delivery and platinum release is achieved. The ability to inhibit tumor growth has been evaluated in more than ten preclinical models. Compared with the marketed product Oxaliplatin, ProLindac™ showed superiority in a number of these models. Preclinical studies of the delivery of platinum to tumors in an animal model have shown that, compared with oxaliplatin at equitoxic doses, ProLindac™ delivers in excess of 16 times more platinum to the tumor. An analysis of tumor DNA, which is the main target for anti-cancer platinum agents, has shown that ProLindac™ delivers approximately 14 times more platinum to tumor DNA. Results from preclinical efficacy studies conducted in the B16 and other tumor models have also shown that ProLindac™ is superior to oxaliplatin in inhibiting the growth of tumors. An extensive preclinical package has been developed supporting the development of ProLindac™.

In the first quarter of 2005 we completed a Phase I clinical study in a multi-center study conducted in Europe, enrolled 26 patients. The study was reported at the AACR-NCI-EORTC conference in Philadelphia in November 2005. The European trial was designed to identify the maximum tolerated dose, dose limiting toxicities, the pharmacokinetics of the platinum in plasma and the possible antitumor activity of ProLindac™. The open-label, non-randomized, dose-escalation Phase I study was performed at two European centers. ProLindac™ was administered as an intravenous infusion over one hour, once a week on days 1, 8 and 15 of each 28-day cycle to patients with solid progressive tumors. We have obtained results in 26 patients with a broad cross-section of tumor types, with doses ranging from 80-1,280 mg Pt/m2.

Of the 26 patients, 10 were not evaluable for tumor response, principally due to withdrawal from the study prior to completing the required cycle. Of the 16 evaluable patients, 2 demonstrated a partial response and 4 experienced stable disease. One of the patients who attained a partial response had a melanoma with lung metastasis; a CT scan revealed a tumor decrease of greater than 50%. The other patient who responded had ovarian cancer; she had a reduction in lymph node metastasis and remission of a liver metastasis. Also of note, a patient with cisplatin resistant cervical cancer showed a short lasting significant reduction in lung metastasis after 3 doses. However, due to toxicity, the patient could not be retreated to determine whether the partial response could be maintained.

We received clearance in January 2005 from the US Food and Drug Administration for our IND for ProLindac™ allowing the Company to proceed with a Phase I clinical trial for this drug candidate. We plan to initiate a study of ProLindac™ in combination with fluorouracil and leucovorin to evaluate drug safety and to establish a starting dose for future Phase II studies utilizing this combination. Upon the successful completion of this Phase I study, we plan to initiate a Phase II study to determine the efficacy of ProLindac™ in combination with fluorouracil and leucovorin in colorectal cancer patients compared with the oxaliplatin/fluorouracil/leucovorin combination, which is used extensively to treat colorectal cancer.

We have provided ProLindac™ to the Moores Cancer Center at the University of California, San Diego to conduct a Phase II clinical study in patients with head and neck cancer under a physician-sponsored IND. The primary aim of the study is to demonstrate the ability of the tumor-targeting polymer system to deliver more platinum to tumors than can be attained with oxaliplatin, the approved DACH platinum compound. The injection of the first patient was announced on February 23, 2006.

We have planned a new European Phase II ProLindac™ trial in ovarian cancer patients who have relapsed after first line platinum therapy. We injected our first patient in June 2006.

Mucoadhesive Liquid Technology (MLT) – MuGard™

Mucositis is a debilitating condition involving extensive inflammation of mouth tissue that affects an estimated 550,000 cancer patients in the United States undergoing chemotherapy and radiation treatment. Any treatment that would accelerate healing and/or diminish the rate of appearance would have a significant beneficial impact on the quality of life of these patients and may allow for more aggressive chemotherapy.

We filed an IND with the FDA in December 1999 and developed a Phase II protocol to investigate a mouthwash formulation of a mucoadhesive liquid for the prevention and treatment of mucositis in head and neck cancer patients treated with radiation with or without chemotherapy. Over 90% of head and neck cancer patients treated with radiation and chemotherapy experience mucositis. This study commenced in the first quarter of 2000. We enrolled 58 patients in the initial study which was performed at multiple sites throughout the United States.

In July 2001, we announced results from our Phase II randomized clinical study of the prevention and treatment of mucositis. The data developed confirmed that the product using our mucoadhesive liquid technology (MLT) could represent an important advancement in the management and prevention of mucositis. We named this product MuGard™.

The data were retrospectively compared with two historical patient databases to evaluate the potential advantages that this technology may represent in the prevention, treatment and management of mucositis. The patient evaluation was conducted using the oral mucositis assessment scale, which qualifies the disease severity on a scale of 0-5. Key highlights of the comparison with the historical patient databases are as follows:

•              the average severity of the disease was reduced by approximately 40%;

•              the maximum intensity of the mucositis was approximately 35% lower; and

•              the median peak intensity was approximately 50% lower.

Given the results achieved with MuGard™, and the fact that in the study an amlexanox rinse showed no additional benefit, we discontinued the program to evaluate amlexanox as a preventative product candidate for mucositis. Following the completion of the Phase II study we conducted additional formulation development work to optimize the MLT technology. The topical application of MuGard™was tested for its ability to attenuate the course of radiation-induced oral mucositis in an established hamster model. The study results clearly indicate the ability to prevent the onset of ulcerative mucositis, or delay the onset and reduce the severity of mucositis.

We plan to move this product forward in 2006 towards commercialization by preparing a 510(k) device application and submitting this application to the FDA in third quarter of 2006.

Drug Development Strategy

A part of our integrated drug development strategy is to form creative alliances with centers of excellence in order to obtain alternative lead compounds while minimizing the overall cost of research. For example, certain of our polymer platinate technology has resulted in part from a research collaboration with The School of Pharmacy, University of London.

Our strategy is to focus on our polymer therapeutic program for the treatment of cancer while continuing to develop technologies such as MLT and vitamin-mediated oral drug delivery which could provide us with a revenue stream in the short term through commercialization or outlicensing to fund our longer-term polymer development program. To reduce financial risk and equity financing requirements, we are directing our resources to the preclinical and early clinical phases of development. Where the size of the necessary clinical studies and cost associated with the later clinical development phases are significant, we plan to outlicense to, or co-develop with, marketing partners our current polymer therapeutic product candidates.

We will continue to expand our internal core capabilities of chemistry, formulation, analytical methods development, clinical development, biology and project management to maximize product opportunities in a timely manner. We will, however, contract certain research and development, manufacturing and manufacturing scaleup, certain preclinical testing and product production to research organizations, contract manufacturers and strategic partners. We will continue to evaluate the most cost-effective methods to advance our programs and may build the infrastructure to do the work ourselves in order to achieve cost savings. Given the current cost containment and managed care environment both in the United States and overseas and the difficulty for a small company to effectively market its products, we do not currently plan to become a fully integrated pharmaceutical company.

Consequently, we expect to form strategic alliances for product development and to outlicense the commercial rights to development partners. By forming strategic alliances with major pharmaceutical and diagnostic companies, we believe that our technology can be more rapidly developed and successfully introduced into the marketplace.

Scientific Background

The ultimate criteria for effective drug delivery is to control and optimize the localized release of the drug at the target site and rapidly clear the non-targeted fraction. Conventional drug delivery systems such as controlled release, sustained release, transdermal systems and others are designed for delivering active product into the systemic circulation over time with the objective of improving patient compliance. These systems do not address the biologically relevant issues such as site targeting, localized release and clearance of drug. The major factors that impact the achievement of this ultimate drug delivery goal are the physical characteristics of the drug and the biological characteristics of the disease target sites. The physical characteristics of the drug affect solubility in biological systems, its biodistribution throughout the body, and its interactions with the intended pharmacological target sites and undesired areas of toxicity. The biological characteristics of the diseased area impact the ability of the drug to selectively interact with the intended target site to allow the drug to express the desired pharmacological activity.

We believe that our drug delivery technology platforms are differentiated from conventional drug delivery systems in that they seek to apply a disease-specific approach to improve the drug delivery process with formulations to significantly enhance the therapeutic efficacy and reduce toxicity of a broad spectrum of products.

Core Drug Delivery Technology Platforms

Our current drug delivery technology platforms for use in cancer chemotherapy, dermatology and oral disease are:

•              Synthetic Polymer Targeted Drug Delivery Technology;

•              Vitamin Mediated Targeted Delivery Technology;

•              Vitamin Mediated Oral Delivery Technology; and

•              Mucoadhesive Liquid Technology.

Each of these platforms is discussed below:

Synthetic Polymer Targeted Drug Delivery Technology

In collaboration with The School of Pharmacy, University of London, we have developed a synthetic polymer technology, which utilizes hydroxypropylmethacrylamide with platinum, designed to exploit enhanced permeability and retention, or EPR, at tumor sites to selectively accumulate drug and control drug release. Many solid tumors possess vasculature that is hyperpermeable, or leaky, to macromolecules. In addition to this enhanced permeability, tumors usually lack effective lymphatic and/or capillary drainage. Consequently, tumors selectively accumulate circulating macromolecules, including, for example, up to 10% of an intravenous dose in mice. This effect has been termed EPR, and is thought to constitute the mechanism of action of styrene-maleic/anhydride-neocarzinostatin, or SMANCS, which is in regular clinical use in Japan for the treatment of hepatoma. These polymers take advantage of endothelial permeability as the drug carrying polymers are trapped in tumors and then taken up by tumor cells. Linkages between the polymer and drug can be designed to be cleaved extracellularly or intracellularly. The drug is released inside the tumor mass while polymer/drug not delivered to tumors is renally cleared from the body. Data generated in animal studies have shown that the polymer/drug complexes are far less toxic than free drug alone and that greater efficacy can be achieved. Thus, these polymer complexes have demonstrated significant improvement in the therapeutic index of anti-cancer drugs, including, for example, platinum.

Vitamin Mediated Targeted Delivery Technology

Most drugs are effective only when they reach a certain minimum concentration in the region of disease, yet are well distributed throughout the body contributing to undesirable side effects. It is therefore advantageous to alter the natural biodistribution of a drug to have it more localized where it is needed. Our vitamin mediated targeted delivery technology utilizes the fact that in many diseases where there is rapid growth and/or cell division, the demand for certain vitamins increases. By coupling the drug to an appropriate vitamin, the vitamin serves as a carrier to increase the amount of drug at the disease site relative to its normal distribution.

One application of this technology is in tumor targeting. The use of cytotoxic drugs is one of the most common methods for treating a variety of malignancies including solid and non-solid tumors. The drawbacks of chemotherapeutic treatments, which include tumor resistance, cancer relapse and toxicity from severe damage to healthy tissues, has fuelled a scientific quest for novel treatments that are specifically targeted to malignant cells thus reducing damage to collateral tissues.

The design of targeted therapies involves exploitation of the difference between the structure and function of normal cells compared with malignant cells. Differences include the increased levels of surface molecules on cancer cells, which makes them more sensitive to treatment regimes that target surface molecules and differences in blood supply within and around tumor cells compared with normal cells.

Two basic types of targeting approaches are utilized, passive tumor targeting and active tumor targeting.

•              passive tumor targeting involves transporting anti-cancer agents through the bloodstream to tumor cells using a “carrier” molecule. Many different carrier molecules, which can take a variety of forms (micelles, nanoparticles, liposomes and polymers), are being investigated as each provides advantages such as specificity and protection of the anti-cancer drug from degradation due to their structure, size (molecular weights) and particular interactions with tumor cells. Our polymer platinate program is a passive tumor targeting technology.

•              active tumor targeting involves attaching an additional fragment to the anticancer drug and the carrier molecule to create a new “targeted” agent that will actively seek a complementary surface molecule to which it binds (preferentially located on the exterior of the tumor cells). The theory is that the targeting of the anti-cancer agent through active means to the affected cells should allow more of the anti-cancer drug to enter the tumor cell, thus amplifying the response to the treatment and reducing the toxic effect on bystander, normal tissue.

Examples of active targeting fragments include antibodies, growth factors and vitamins. Our scientists have specifically focused on using vitamin B12 and folate to more effectively target anti-cancer drugs to solid tumors.

It has been known for some time that vitamin B12 and folic acid are essential for tumor growth and as a result, receptors for these vitamins are up-regulated in certain tumors. Vitamin B12 receptor over-expression occurs in breast, lung, leukemic cells, lymphoma cells, bone, thyroid, colon, prostate and brain cancers and some other tumor lines, while folate receptor over-expression occurs in breast, lung, ovarian, endometrial, renal, colon, brain and cancers of myeloid hemotopoietic cells and methotrexate-sensitive tumors.

Vitamin Mediated Oral Delivery Technology

Oral delivery is the preferred method of administration of drugs where either long-term or daily use (or both) is required. However many therapeutics, including peptide and protein drugs, are poorly absorbed when given orally. With more and more peptide and protein based biopharmaceuticals entering the market, there is an increasing need to develop an effective oral delivery system for them, as well as for long-standing injected drugs such as insulin.

The difficulty in administering proteins orally is their susceptibility to degradation by digestive enzymes, their inability to cross the intestinal wall and their rapid excretion by the body. Over the years, many different methodologies for making protein drugs available orally have been attempted. Most of the oral protein delivery technologies involve protecting the protein degradation in the intestine. More recently, strategies have been developed that involve attaching the protein or peptide to a molecule that transports the protein across the gut wall. However, the field of oral drug delivery of proteins and peptides has yet to achieve successful commercialization of a product (although positive results have been achieved in early clinical trials for some products under development).

Many pharmaceutically active compounds such as proteins, peptides and cytotoxic agents cannot be administered orally due to their instability in the gastrointestinal tract or their inability to be absorbed and transferred to the bloodstream. A technology that would allow many of these actives to be taken orally would greatly enhance their acceptance and value. Several technologies for the protection of sensitive actives in the gastro-intestinal tract and/or enhancement of gastro-intestinal absorption have been explored and many have failed.

Our proprietary technology for oral drug delivery utilizes the body’s natural vitamin B12 (VB12) transport system in the gut. The absorption of VB12 in the intestine occurs by way of a receptor-mediated endocytosis. Initially, VB12 binds to intrinsic factor (IF) in the small intestine, and the VB12-IF complex then binds to the IF receptor on the surface of the intestine. Receptor-mediated endocytosis then allows the transport of VB12 across the gut wall. After binding to another VB12-binding protein, transcobalamin II (TcII), VB12 is transferred to the bloodstream.

Our scientists discovered that VB12 will still be transported by this process even when drugs, macromolecules, or nanoparticles are coupled to VB12. Thus VB12 serves as a carrier to transfer these materials from the intestinal lumen to the bloodstream. For drugs and macromolecules that are stable in the gastro-intestinal tract, the drug or macromolecule can be coupled directly (or via a linker) to VB12. If the capacity of the VB12 transport system is inadequate to provide an effective blood concentration of the active, transport can be amplified by attaching many molecules of the drug to a polymer, to that VB12 is also attached. A further option, especially for drugs and macromolecules that are unstable in the intestine, is to formulate the drug in a nanoparticle which is then coated with

VB12. Once in the bloodstream, the active is released by diffusion and/or erosion of the nanoparticle. Utilization of nanoparticles also serves to ‘amplify’ delivery by transporting many molecules at one time due to the inherently large surface area.

Our proprietary position in this technology involves the conjugation of vitamin B12 and/or folic acid (or their analogs) to a polymer to which is also attached the drug to be delivered, or attached to a nanoparticle in which the drug is incorporated. Since many molecules of the drug are attached to a single polymer strand, or are incorporated in a single nanoparticle, disease targeting is amplified compared to simpler conjugates involving one molecule of the vitamin with one drug molecule. However, in situations when such a simple conjugate might be preferred, our patents also encompass these VB12-drug conjugates.

Research Projects, Products and Products in Development

ACCESS DRUG PORTFOLIO

Compound	Originator	Licensing Partner	Indication	FDA Filing	Clinical Stage(1)
Cancer
Polymer Platinate (ProLindac™) (2)	Access – U London	—	Ovarian, Colorectal cancer	Clinical Development(3)	Phase II
Vitamin Targeted Therapeutics	Access	—	Anti-tumor	Research	Pre-Clinical
Other Products
MLT (MuGard™)	Access	—	Mucositis	510(k)(4)	Phase III
Oral Delivery System	Access	—(5)	Various	Research	Pre-Clinical

(1)   For more information, see “Government Regulation” for description of clinical stages.

(2)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

(3)   Clinical studies being conducted in Europe and US.

(4)   The product is considered as a device by the FDA. The 510(k) approval process provides for rapid approval based upon the prior approval of a predicate device.

(5)   Research collaboration agreement with Celltech Group plc., Hunter-Fleming Ltd., and a US corporation.

We begin the product development effort by screening and formulating potential product candidates, selecting an optimal active component, developing a formulation, and developing the processes and analytical methods. Pilot stability, toxicity and efficacy testing are conducted prior to advancing the product candidate into formal preclinical development. Specialized skills are required to produce these product candidates utilizing our technology. We have a limited core internal development capability with significant experience in developing these formulations, but also depend upon the skills and expertise of our contractors.

Once the product candidate has been successfully screened in pilot testing, our scientists, together with external consultants, assist in designing and performing the necessary preclinical efficacy, pharmacokinetic and toxicology studies required for IND submission. External investigators and scaleup manufacturing facilities are selected in conjunction with our consultants. The initial Phase I and Phase II studies are conducted by institutions and investigators supervised and monitored by our employees and contract research organizations. We do not plan to have an extensive clinical development organization as we plan to have the advance phases of this process conducted by a development partner. Should we conduct Phase III clinical studies we expect to engage a contract research organization to perform this work.

We contract with third party contract research organizations to complete our large clinical trials and for data management of all of our clinical trials. Generally, we manage the smaller Phase I and II trials ourselves. Currently, we have one Phase I trial in process, one planned Phase I trial and two Phase II trials planned for this year subject to preliminary findings in other trials.

With all of our product development candidates, we cannot assure you that the results of the in vitro or animal studies are or will be indicative of the results that will be obtained if and when these product candidates are tested in humans. We cannot assure you that any of these projects will be successfully completed or that regulatory approval of any product will be obtained.

We expended approximately $2,783,000, $2,335,000 and $2,549,000 on research and development continued operations during the years 2005, 2004 and 2003, respectively.

Patents

We believe that the value of technology both to us and to our potential corporate partners is established and enhanced by our broad intellectual property positions. Consequently, we have already been issued and seek to obtain additional U.S. and foreign patent protection for products under development and for new discoveries. Patent applications are filed with the U.S. Patent and Trademark Office and, when appropriate, with the Paris Convention’s Patent Cooperation Treaty (PCT) Countries (most major countries in Western Europe and the Far East) for our inventions and prospective products.

Two U.S. patents and two European patents have issued and two U.S. patent and two European patent applications are pending for polymer platinum compounds. The two patents and patent applications are the result in part of our collaboration with The School of Pharmacy, University of London, from which the technology has been licensed and include a synthetic polymer, hydroxypropylmethacrylamide incorporating platinates, that can be used to exploit enhanced permeability and retention in tumors and control drug release. The patents and patent applications include a pharmaceutical composition for use in tumor treatment comprising a polymer-platinum compound through linkages that are designed to be cleaved under selected conditions to yield a platinum which is selectively released at a tumor site. The patents and patent applications also include methods for improving the pharmaceutical properties of platinum compounds.

We have filed two U.S. patent applications and two European patent applications for our mucoadhesive liquid technology. Our patent applications cover a range of products utilizing our mucoadhesive liquid technology for the management of the various phases of mucositis.

We have three patented vitamin-mediated targeted therapeutic technologies:

•              folate conjugates of polymer therapeutics, to enhance tumor delivery by targeting folate receptors, which are upregulated in certain tumor types with two U.S. and two European patent applications;

•              the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis, certain neurological and autoimmune disorders with two U.S. patents and three U.S. and four European patent applications; and

•              oral delivery of a wide variety of molecules which cannot otherwise be orally administered, utilizing the active transport mechanism which transports vitamin B12 into the systemic circulation with six U.S. patents and two European patents and one U.S. and one European patent application.

We have a strategy of maintaining an ongoing line of patent continuation applications for each major category of patentable carrier and delivery technology. By this approach, we are extending the intellectual property protection of our basic targeting technology and initial agents to cover additional specific carriers and agents, some of which are anticipated to carry the priority dates of the original applications.

Government Regulation

We are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by other federal and state agencies as well as comparable agencies in foreign countries where registration of products will be pursued. Although a number of our formulations incorporate extensively tested drug substances, because the resulting formulations make claims of enhanced efficacy and/or improved side effect profiles, they are expected to be classified as new drugs by the FDA.

The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern the testing, manufacturing, safety, labeling, storage, shipping and record keeping of our products. The FDA has the authority to approve or not approve new drug applications and inspect research, clinical and manufacturing records and facilities.

Among the requirements for drug approval and testing is that the prospective manufacturer’s facilities and methods conform to the FDA’s Code of Good Manufacturing Practices regulations, which establish the minimum requirements for methods to be used in, and the facilities or controls to be used during, the production process. Such facilities are subject to ongoing FDA inspection to insure compliance.

The steps required before a pharmaceutical product may be produced and marketed in the U.S. include preclinical tests, the filing of an IND with the FDA, which must become effective pursuant to FDA regulations before human clinical trials may commence, numerous phases of clinical testing and the FDA approval of a NDA prior to commercial sale.

Preclinical tests are conducted in the laboratory, usually involving animals, to evaluate the safety and efficacy of the potential product. The results of preclinical tests are submitted as part of the IND application and are fully reviewed by the FDA prior to granting the sponsor permission to commence clinical trials in humans. All trials are conducted under International Conference on Harmonization, or ICH, good clinical practice guidelines. All investigator sites and sponsor facilities are subject to FDA inspection to insure compliance. Clinical trials typically involve a three-phase process. Phase I, the initial clinical evaluations, consists of administering the drug and testing for safety and tolerated dosages and in some indications such as cancer and HIV, as preliminary evidence of efficacy in humans. Phase II involves a study to evaluate the effectiveness of the drug for a particular indication and to determine optimal dosage and dose interval and to identify possible adverse side effects and risks in a larger patient group. When a product is found safe, an initial efficacy is established in Phase II, it is then evaluated in Phase III clinical trials. Phase III trials consist of expanded multi-location testing for efficacy and safety to evaluate the overall benefit to risk index of the investigational drug in relationship to the disease treated. The results of preclinical and human clinical testing are submitted to the FDA in the form of an NDA for approval to commence commercial sales.

The process of forming the requisite testing, data collection, analysis and compilation of an IND and an NDA is labor intensive and costly and may take a protracted time period. In some cases, tests may have to be redone or new tests instituted to comply with FDA requests. Review by the FDA may also take considerable time and there is no guarantee that an New Drug Application (“NDA”) will be approved. Therefore, we cannot estimate with any certainty the length of the approval cycle.

We are also governed by other federal, state and local laws of general applicability, such as laws regulating working conditions, employment practices, as well as environmental protection.

Competition

The pharmaceutical and biotechnology industry is characterized by intense competition, rapid product development and technological change. Competition is intense among manufacturers of prescription pharmaceuticals and other product areas where we may develop and market products in the future. Most of our potential competitors are large, well established pharmaceutical, chemical or healthcare companies with considerably greater financial, marketing, sales and technical resources than are available to us. Additionally, many of our potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with our product lines. Our potential products could be rendered obsolete or made uneconomical by the development of new products to treat the conditions to be addressed by our developments, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our potential competitors. Our business, financial condition and results of operation could be materially adversely affected by any one or more of such developments. We cannot assure you that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our business, financial condition and results of operations. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or with the assistance of major health care companies in areas where we are developing product candidates. We are aware of certain development projects for products to treat or prevent certain diseases targeted by us, the existence of these potential products or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by us.

Our principal competitors in the polymer area are Cell Therapeutics, Daiichi, Enzon, Polytherics Ltd,  and Inhale which are developing alternate drugs in combination with polymers. We believe we are the only company conducting clinical studies in the polymer drug delivery of platinum compounds. We believe that the principal current competitors to our polymer targeting technology fall into two categories: monoclonal antibodies and liposomes. We believe that our technology potentially represents a significant advance over these older technologies because our technology provides a system with a favorable pharmacokinetic profile.

A number of companies are developing or may in the future engage in the development of products competitive with the Access polymer delivery system. Several companies are working on targeted monoclonal antibody therapy including Bristol-Myers Squibb, Centocor (acquired by Johnson & Johnson), GlaxoSmithKline, Imclone and Xoma. Currently, liposomal formulations being developed by Gilead Sciences and Alza Corporation (acquired by Johnson & Johnson), are the major competing intravenous drug delivery formulations that deliver similar drug substances.

In the area of advanced drug delivery, which is the focus of our early stage research and development activities, a number of companies are developing or evaluating enhanced drug delivery systems. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various alternative delivery system technologies achieve similar if not identical advantages.

Even if our products are fully developed and receive required regulatory approval, of which there can be no assurance, we believe that our products can only compete successfully if marketed by a company having expertise and a strong presence in the therapeutic area. Consequently, we do not currently plan to establish an internal marketing organization. By forming strategic alliances with major and regional pharmaceutical companies, management believes that our development risks should be minimized and that the technology potentially could be more rapidly developed and successfully introduced into the marketplace.

Employees

As of July 6, 2006, we had six full time employees, four of whom have advanced scientific degrees. The number of full time staff represents a reduction from the number twelve months earlier. We have never experienced employment-related work stoppages and consider that we maintain good relations with our personnel. In addition, to complement our internal expertise, we have contracts with scientific consultants, contract research organizations and university research laboratories that specialize in various aspects of drug development including clinical development, regulatory affairs, toxicology, process scale-up and preclinical testing.

Web Availability

We make available free of charge through our web site, www.accesspharma.com, our annual reports on Form 10-K and other reports required under the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). These documents are also available through the SEC’s website at www.sec.gov certain of our corporate governance policies, including the charters for the Board of Directors’ audit, compensation and nominating and corporate governance committees and our code of ethics, corporate governance guidelines and whistleblower policy. We will provide to any person without charge, upon request, a copy of any of the foregoing materials. Any such request must be made in writing to Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207 attn: Investor Relations.

MANAGEMENT

Our directors and executive officers are as follows:

Name	Age	Title

Jeffrey B. Davis	43	Chairman of the Board

Rosemary Mazanet	50	Acting Chief Executive Officer, Director

Mark J. Alvino	38	Director

Stuart M. Duty	41	Director

J. Michael Flinn	72	Director

Stephen B. Howell, M.D.	61	Director

Max Link, Ph.D.	65	Director

Herbert H. McDade, Jr.	79	Director

John J. Meakem, Jr.	70	Director

David P. Nowotnik, Ph.D.	57	Senior Vice President Research & Development

Stephen B. Thompson	53	Vice President, Chief Financial Officer, Treasurer, Secretary

Mr. Jeffrey B. Davis became a director in March 2006 as a designee of SCO Capital Partners LLC and Chairman of the Board in June 2006. Mr. Davis is a member of the Compensation and Audit and Finance Committees of the Board. Mr. Davis currently serves as President of SCO Financial Group LLC. Prior to joining SCO Securities LLC, Mr. Davis served as Senior Vice President and Chief Financial Officer of HemaSure, Inc., a publicly traded development stage healthcare technology company. Prior to that, Mr. Davis was Vice President, Corporate Finance, at Deutsche Morgan Grenfell, both in the U.S. and Europe. Mr. Davis also served in senior marketing and product management positions at AT&T Bell Laboratories, where he was also a member of the technical staff. Prior to that, Mr. Davis was involved in marketing and product management at Philips Medical Systems North America. Mr. Davis is currently on the board of MacroChem Corporation, Uluru, Inc. and Virium Pharmaceuticals, Inc., a private biotechnology company. Mr. Davis served previously on the board of Bioenvision, Inc. Mr. Davis holds a BS in biomedical engineering from Boston University and an MBA degree from the Wharton School, University of Pennsylvania.

Dr. Rosemary Mazanet has been Acting Chief Executive Officer since May 2005 and director since May 2006. Dr. Mazanet also serves as Chief Executive Officer of Breakthrough Therapeutics, LLC, a privately held development stage biotechnology company. From June 1998 to February 2004, Dr. Mazanet served as Chief Scientific Officer and a General Partner of Oracle Partners, L.P., a healthcare investment firm. Dr. Mazanet also serves as an independent director at GTx, Inc (Nasdaq: GTXI) and is a trustee at the University of Pennsylvania, School of Medicine.

Mr. Mark J. Alvino became a director in March 2006 as a designee of SCO Capital Partners LLC. Mr. Alvino currently works as Managing Director for SCO Financial Group LLC. He previously worked at Feinstein Kean Healthcare, an Ogilvy Public Relations Worldwide Company. There he was Senior Vice President, responsible for managing both investor and corporate communications programs for many private and public companies and acted as senior counsel throughout the agency’s network of offices. Prior to working at FKH, Mr. Alvino served as Vice President of Investor Relations and managed the New York Office of Allen & Caron, Inc., an investor relations agency. His base of clients included medical devices, biotechnology, and e-healthcare companies. Mr. Alvino also spent several years working with Wall Street brokerages including Ladenburg, Thallman & Co. and Martin Simpson & Co.

Mr. Stuart M. Duty has served as one of our directors since November 2002. Mr. Duty is a member of the Audit & Finance Committee of the Board, and a member of the Nominating and Corporate Governance Committee of the Board. Mr. Duty is currently a partner at Oracle Partners, L.P. Prior to joining Oracle Partners, L.P. he held senior healthcare investment banking positions, most recently, from 1999 to 2001, as the Co-Head of Healthcare Investment Banking at US Bancorp Piper Jaffray. From 1993 to 1999 he was an investment banker at NationsBank Montgomery Securities. In addition to his investment banking experience, Mr. Duty has worked in the biotechnology industry in a business development capacity.

Mr. J. Michael Flinn has served as one of our directors since 1983. Mr. Flinn was Chairman of the Board from  2004 until June 2006 and was a member of the Compensation Committee and Audit and Finance Committee of the Board. From 1970 to 2000, he was an investment counselor and a consultant to the Operations Group of United Asset Management. He served as a security analyst in the area of healthcare and natural resources. From 1970 to 1995 he was a principal and Chairman with the investment counseling firm of Sirach Capital Management, Inc. He assisted in the management of pension, profit sharing, individual, corporate and foundation accounts totaling over $8.0 billion. He serves as a board member of Lonesome Dove Petroleum. He previously has served on hospital and other healthcare boards.

Stephen B. Howell, M.D. has served as one of our directors since 1996. Dr. Howell is a member of the Compensation Committee of the Board. Dr. Howell is a Professor of Medicine at the University of California, San Diego, and director of the Cancer Pharmacology Program of the UCSD Cancer Center. Dr. Howell is a recipient of the Milken Foundation prize for his contributions to the field of cancer chemotherapy. He has served on the National Research Council of the American Cancer Society and is on the editorial boards of multiple medical journals. Dr. Howell founded DepoTech, Inc. and served as a member of its board of directors from 1989 to 1999. Dr. Howell served on the board of directors of Matrix Pharmaceuticals from 2000 to 2002. Dr. Howell received his AB at the University of Chicago and his MD from Harvard Medical School.

Max Link, Ph.D. has been one of our directors since 1996. Dr. Link is a member of both the Nominating and Corporate Governance Committee, and the Audit & Finance Committee of the Board. Dr. Link also served as a member of the Audit & Finance Committee of the Board in 2005, and as a member of the Compensation Committee of the Board until March 2006. He has held a number of executive positions with pharmaceutical and health care companies. Most recently, from March 2001 until August 2003, Dr. Link served as Chairman and CEO of Centerpulse, Ltd. (now a part of Zimmer Holdings, Inc.). From May 1993 until June 1994, he served as Chief Executive Officer of Corange Limited. Prior to joining Corange, Dr. Link served in a number of positions with Sandoz Pharma Ltd., including Chief Executive Officer, from 1987 until April 1992, and Chairman, from April 1992 until May 1993. Dr. Link currently serves on the board of directors of five other publicly-traded life science companies: Alexion Pharmaceuticals, Inc., Celsion Corporation, Inc., Discovery Laboratories, Inc., Human Genome Sciences, Inc., and PDL BioPharma, Inc. Dr. Link received his Ph.D. in Economics from the University of St. Gallen in 1970.

Mr. Herbert H. McDade, Jr. was elected to be one of our directors in 1988, and is a member of the Compensation Committee of the Board. Mr. McDade was Chairman of the Board until 2004. In February 1989, he was elected Vice-Chairman of the Board and Chief Executive Officer and served in such positions until 1996. In June 1989, he was elected Chairman of the Board and Treasurer in addition to his responsibilities as Chief Executive Officer, and from 1990 to January 1996 he was our President. In addition, he also serves on the board of Discovery Laboratories, Inc. From 1986 to 1987 he served as Chairman of the board of directors and President of Armour Pharmaceutical Co., a wholly-owned subsidiary of Rorer Group, Inc. Prior to 1986 he served for approximately 13 years in various executive positions at Revlon, Inc., including from 1979 to 1986, as President of the International Division of the Revlon Health Care Group. He was also previously associated for twenty years in various executive capacities with The Upjohn Company.

Mr. John J. Meakem, Jr. has been one of our directors since 2001. Mr. Meakem is also a member of the Nominating and Corporate Governance Committee of the Board and a member of the Audit & Finance Committee of the Board. Mr. Meakem is a private investor with portfolio holdings in innovative companies with a particular focus on healthcare. Most recently Mr. Meakem served as Chairman of the Board, President and Chief Executive Officer of Advanced Polymer Systems, Inc. from 1991 to 2000. Prior to 1991, he was Corporate Executive Vice President of Combe, Inc. and President of Combe North America. Prior to 1970, Mr. Meakem was with Vick Chemical Company, a division of Richardson Merrell Drug Corporation, for ten years as Vice President of Marketing, New Products & Acquisitions.

David P. Nowotnik, Ph.D. has been Senior Vice President Research and Development since January 2003 and was Vice President Research and Development from 1998. From 1994 until 1998, Dr. Nowotnik had been with Guilford Pharmaceuticals, Inc. in the position of Senior Director, Product Development and was responsible for a team of scientists developing polymeric controlled-release drug delivery systems. From 1988 to 1994 he was with Bristol-Myers Squibb researching and developing technetium radiopharmaceuticals and MRI contrast agents. From 1977 to 1988 he was with Amersham International leading the project which resulted in the discovery and development of Ceretec.

Mr. Stephen B. Thompson has been Vice President since 2000 and our Chief Financial Officer since 1996. From 1990 to 1996, he was Controller and Administration Manager of Access Pharmaceuticals, Inc., a private Texas corporation. Previously, from 1989 to 1990, Mr. Thompson was Controller of Robert E. Woolley, Inc., a hotel real estate company where he was responsible for accounting, finances and investor relations. From 1985 to 1989, he was Controller of OKC Limited Partnership, an oil and gas company, where he was responsible for accounting, finances and SEC reporting. Between 1975 and 1985 he held various accounting and finance positions with Santa Fe International Corporation.

Executive Compensation

The following table sets forth the aggregate compensation paid to our CEO and each of our other executive officers whose aggregate salary and bonus exceeded $100,000 for services rendered in all capacities for the fiscal years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table

		Annual Compensation		Long-term Compensation Awards
Name and Principal Position	Year	Salary(1)	Bonus	Restricted Stock ($)(2)	Securities Underlying Options (#)	All Other Compensation(3)
Rosemary Mazanet(4)	2005	$217,500	$30,000	$—	280,000	$1,297
Acting CEO

Kerry P. Gray(5)	2005	$133,332	$0	$—	—	$3,505
Former President and CEO	2004	384,449	—	—	100,000	11,470
	2003	366,848	130,000	—	140,000	10,837

David P. Nowotnik, Ph.D.	2005	$250,710	$25,408	$24,154	40,000	$7,094
Senior Vice President	2004	238,995	—	—	25,000	6,433
Research and Development	2003	226,530	24,154	20,412	35,000	6,042

Stephen B. Thompson	2005	$152,310	$15,435	$14,704	25,000	$4,455
Vice President, Chief	2004	145,260	—	—	15,000	3,365
Financial Officer	2003	138,030	14,704	12,474	20,000	3,918

(1)   Includes amounts deferred under our 401(k) Plan.

(2)   There was no restricted stock outstanding at December 31, 2005.

(3)   Amounts reported for fiscal years 2005, 2004, and 2003 consist of: (i) amounts we contributed to our 401(k) Plan with respect to each named individual, (ii) amounts we paid for group term life insurance for each named individual, and (iii) for Mr. Gray, premiums paid by us each year for life insurance for Mr. Gray.

(4)   Amounts listed in 2005 for Dr. Mazanet indicate compensation paid to her in connection with her services as our Acting CEO commencing on May 11, 2005.

(5)   Amounts listed in 2005 for Mr. Gray indicate compensation paid to him in connection with his services as our President and CEO through May 10, 2005. In additions to such amounts listed in the table above, Mr. Gray also received a total of $488,335 and is entitled to be issued 5,600 shares of Common Stock through December 31, 2005 as per the terms of his Separation Agreement.

Option Grants in the 2005 Fiscal Year

Individual Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price $ / Sh(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation For Option Term(3)
					5%	10%
Rosemary Mazanet(4), (5)	56,000	56%	$1.24	11/2/15	$218,000	$553,000
Kerry P. Gray(4)	—	0%	$—	—	$—	$—
David P. Nowotnik(4)	8,000	8%	$2.32	5/23/15	$58,000	$148,000
Stephen B. Thompson(4)	5,000	5%	$2.32	5/23/15	$36,000	$92,000

(1)   Based on an aggregate of 99,700 options granted to employees in the 2005 fiscal year, including options granted to the named individual.

(2)   The exercise price of each grant was the closing price on the date of grant as quoted on AMEX.

(3)   Potential realizable value is based on the assumption that the price per share of our Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. There is no assurance that the assumed 5% and 10% annual rates of appreciation (compounded annually) will actually be realized over the term of the option. The assumed 5% and 10% annual rates are set forth in accordance with the rules and regulations adopted by the SEC and do not represent our estimate of stock price appreciation.

(4)   Options generally vest 25% after twelve months and the remaining 75% vest 2.083% monthly commencing twelve months from the date of grant and are exercisable in full 48 months after the date of grant.

(5)   Options listed in 2005 for Dr. Mazanet indicate 6,000 initial options when commencing with us on May 11, 2005, vested in six months, and 50,000 options which vest in connection with her services as our Acting CEO.

Option Exercises and Year-End Value Table

The following table includes the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 2005. Also reported are the values of “in-the-money” stock options which represent the positive spread between the exercise price of any such existing stock options and the year-end price of our Common Stock.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

Name	Number of Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options At Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised In-The Money Options ($)(1) At Fiscal Year End Exercisable/ Unexercisable
	#	($)

Rosemary Mazanet(2)	—	—	20,000 / 36,000	$0 / $0

Kerry P. Gray(3)	—	—	296,000 / 0	$0 / $0

David P. Nowotnik, Ph.D.	—	—	46,875 / 13,135	$0 / $0

Stephen B. Thompson	—	—	26,979 / 8,021	$0 / $0

(1)   On December 31, 2005, the closing price of our Common Stock as quoted on AMEX was $13.00.

(2)   Options listed in 2005 for Dr. Mazanet indicate options paid to her in connection with her services as our Acting CEO commencing on May 11, 2005.

(3)   Options listed in 2005 for Mr. Gray indicate options paid to him in connection with his services as our President and CEO through May 10, 2005.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2005 about shares of Common Stock outstanding and available for issuance under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders
2005 Equity Incentive Plan	50,000	$5.45	90,000
1995 Stock Awards Plan	430,276	$18.20	0
2001 Restricted Stock Plan	0	0	52,817
Equity compensation plans not approved by security holders
2000 Special Stock Option Plan	100,000	$12.50	—

Total	580,276	$16.10	142,817

The 2000 Special Stock Option Plan

The 2000 Special Stock Option Plan (the “Special Plan”) was adopted by the Board in October, 2000. The Special Plan is a non-stockholder approved plan (as permitted under NASD rules and regulations applicable at the time of adoption by the Board). The Supplemental Plan is intended to be a broadly based plan within the meaning of NASD rules and regulations applicable at the time of adoption by the Board. The Special Plan is not intended to be an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The Special Plan allows for the issuance of up to 100,000 options to acquire the Company’s stock all of which have been issued. The purpose of the Special Plan is to encourage ownership of Common Stock by employees, consultants, advisors and directors of the Company and its affiliates and to provide additional incentive for them to promote the success of the Company’s business. The Special Plan provides for the grant of non-qualified stock options to employees (including officers, directors, advisors and consultants). The Special Plan will expire in October 2010, unless earlier terminated by the Board.

Compensation Pursuant to Agreements and Plans

Employment Agreements

We are party to an employment arrangement with Rosemary Mazanet, our Acting Chief Executive Officer. Dr. Mazanet reports directly to, and is subject to the direction of, the Company’s Board. Dr. Mazanet’s salary has been set at $7,500 weekly. Dr. Mazanet was granted a non-qualified stock option of 6,000 shares of the Company’s common stock, with an exercise price equal to fair market value on the date of grant, vesting over a six month period. In November 2005, Dr. Mazanet was also granted 50,000 options, under the Company’s 2005 Equity Incentive Plan. 14,000 options vested on grant, the rest vest upon attainment of preset milestones. Dr. Mazanet also receives similar employee benefits as the Company’s other executive officers, D&O insurance coverage and received a signing bonus of $30,000.

We are party to an employment agreement with David P. Nowotnik, Ph.D., our Senior Vice President, Research and Development, which renews automatically for successive one-year periods, with the current term extending until November 16, 2006. Under this agreement, Dr. Nowotnik is currently entitled to receive an annual base salary of $253,620, subject to adjustment by the Board. Dr. Nowotnik is eligible to participate in all of our employee benefit programs available to executives. Dr. Nowotnik is also eligible to receive:

•              a bonus payable in cash and Common Stock related to the attainment of reasonable performance goals specified by the Board;

•                  stock options at the discretion of the Board;

•                  long-term disability insurance to provide compensation equal to at least $60,000 annually; and

•                  term life insurance coverage of $254,000.

Dr. Nowotnik is entitled to certain severance benefits in the event that we terminate his employment without cause or if Dr. Nowotnik terminates his employment following a change of control. In the event that we terminate the employment agreement for any reason, other than for cause, Dr. Nowotnik would receive the salary due for six months. We will also continue benefits for such period. In the event that Dr. Nowotnik’s employment is terminated within six months following a change in control or by Dr. Nowotnik upon the occurrence of certain events following a change in control, Dr. Nowotnik would receive twelve months salary and his stock options shall become immediately exercisable. We will also continue payment of benefits for such period.

We are party to an employment agreement with Stephen B. Thompson, our Vice President and Chief Financial Officer, which renews automatically for successive one-year periods. Mr. Thompson will be paid a yearly salary of $154,080, subject to adjustment by the Board. The employment agreement also grants Mr. Thompson similar employee benefits as the Company’s other executive officers. The Employment Agreement provides for:

•                  a bonus payable in cash and common stock related to the attainment of reasonable performance goals specified by the Board;

•                  stock options at the discretion of the Board;

•                  long-term disability insurance to provide compensation equal to at least $90,000 annually; and

•                  term life insurance coverage of $155,000.

Mr. Thompson is entitled to certain severance benefits in the event that we terminate his employment without cause or if Mr. Thompson terminates his employment following a change of control. In the event that we terminate the employment agreement for any reason, other than cause, Mr. Thompson would receive the salary due for six months. We will also continue benefits for such period. In the event that Mr. Thompson’s employment is terminated within six months following a change of control or by Mr. Thompson upon the occurrence of certain events following a change in control, Mr. Thompson would receive twelve months salary and his stock options shall become immediately exercisable. We will also continue payment of benefits for such period.

Board Committees

The standing committees of the Board are the Audit and Finance Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

During 2005, the Audit and Finance Committee was composed of three directors, Max Link, Ph.D., Stuart M. Duty, and John J. Meakem , Jr. The Audit and Finance Committee presently is composed of four directors, Max Link, Ph.D., Stuart M. Duty, John J. Meakem , Jr., and Jeffrey B. Davis. The Board has determined that each of Messrs. Link, Duty and Meakem is independent under applicable SEC and AMEX rules and regulations. The Board has determined that Dr. Link is qualified to be an “audit committee financial expert” under applicable SEC rules and regulations. The Audit and Finance Committee is governed by a charter, which is available on the Company’s website at www.accesspharma.com under the heading “Investor Information” and delegates to the Audit and Finance Committee, among other things, the responsibility to engage the independent auditors, review the audit fees, supervise matters relating to audit functions and review and set internal policies and procedure regarding audits, accounting and other financial controls. During the 2005 fiscal year, the Audit and Finance Committee met 3 times.

During 2005, the Compensation Committee was composed of three directors, Herbert H. McDade, Jr., J. Michael Flinn and Max Link. The Compensation Committee presently is composed of Herbert H. McDade , Jr., Jeffrey B. Davis and Stephen B. Howell, MD. The Board has determined that each of Messrs. McDade and Howell is independent under applicable AMEX rules and regulations. Responsibilities of this committee include approval of remuneration arrangements for executive officers of the Company, review and approval of compensation plans relating to executive officers and directors, including grants of stock options under the Company’s 2005 Equity Incentive Plan and 2001 Restricted Stock Plan, and other benefits and general review of the Company’s employee compensation policies. The charter of the Compensation Committee is available on the Company’s website at www.accesspharma.com under the heading “Investor Information.” During the 2005 fiscal year, the Compensation Committee met once.

The Nominating and Corporate Governance Committee presently is (and during 2005 was) composed of three directors, Stuart M. Duty, John J. Meakem and Max Link, Ph.D., each of whom the Board has determined is independent under applicable AMEX rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential Board members, making recommendations to the full Board as to nominees for election to the Board, assessing the effectiveness of the Board and implementing the Company’s corporate governance guidelines. The charter of the Nominating and Corporate Governance Committee is available on the Company’s website at www.accesspharma.com under the heading “Investor Information.” The Nominating and Corporate Governance Committee did not meet during the 2005 fiscal year.

Compensation Committee Interlocks And Insider Participation

During 2005, the Compensation Committee was composed of three directors, Herbert H. McDade, Jr., J. Michael Flinn and Max Link. The Compensation Committee presently is composed of Herbert H. McDade , Jr., Jeffrey B. Davis and Stephen B. Howell, MD. The Compensation Committee makes recommendations to the Board regarding executive compensation matters, including decisions relating to salary and annual incentive payments and grants of stock options. During the 2005 fiscal year, no executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of the Board or our Compensation Committee.

Compensation of Directors

Each director who is not also our employee receives a quarterly fee of $3,000 and $1,000 per quarter per committee (aggregate for all committees) in which he/she is a member. The Chairman of the Board is paid an additional $1,000 per quarter and the Chairman of each of the Audit and Finance and Compensation Committee is paid an additional $500 per quarter. Each director will have $2,000 deducted from their fee if the director misses more than one Board meeting, and $1,000 deducted per committee meeting not attended. In addition, we reimbursed each director, whether an employee or not, the expenses of attending board and committee meetings. Each non-employee director is also entitled to receive options to purchase 2,500 shares of our common stock on the date of each annual meeting of stockholders and options to purchase 4,000 shares of common stock when he/she is first appointed as a director. In addition, in January 2006, we approved the options to purchase 1,200 shares of Common Stock to each director, as well as the grant of options to purchase 20,000 shares of Common Stock to Mr. Flinn, our Chairman of the Board, and options to purchase 4,836 shares of Common Stock to Messrs. Duty and Meakem, members of the Board’s Mergers and Acquisitions Committee. Mr. Flinn was also paid $140,000 for his services as Chairman of the Board in 2005.

LEGAL PROCEEDINGS

The Company is not currently subject to any material pending legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based solely upon information made available to us, the following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of July 6, 2006 by (i) each person who is known by us to beneficially own more than five percent of our Common Stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all our executive officers and directors as a group. Beneficial ownership as reported in the following table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them. The address of each holder listed below, except as otherwise indicated, is c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Common Stock Beneficially Owned

Name	Number of Shares(1)	% of Class
Jeffrey B. Davis(2)	—	*
Rosemary Mazanet(3)	30,000	*
Mark J. Alvino(4)	45,455	1.3%
Stuart M. Duty(5)	12,537	*
J. Michael Flinn(6)	59,880	1.7%
Stephen B. Howell, M.D.(7)	28,839	*
Max Link, Ph.D.(8)	18,100	*
Herbert H. McDade, Jr.(9)	21,151	*
John J. Meakem, Jr.(10)	28,537	*
David P. Nowotnik, Ph.D.(11)	69,370	1.9%
Stephen B. Thompson(12)	39,521	1.1%
Larry Feinberg(13)	1,142,964	26.4%
Kerry P. Gray(14)	350,937	9.2%
Heartland Advisors, Inc.(15)	317,240	9.0%
SCO Capital Partners LLC(16)	3,863,634	52.3%
All Directors and Executive Officers as a group (consisting of 11 persons)(17)	353,389	9.3%

* - Less than 1%

(1)                  Includes our outstanding shares of Common Stock held plus all shares of Common Stock issuable upon exercise of options, warrants and other rights exercisable within 60 days of July 6, 2006.

(2)                  Mr. Davis is President of SCO Securities LLC. SCO and affiliates (SCO Capital Partners, LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fisher Jeffrey B. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 3,863,634 shares of our Common Stock and 4,545,453 shares of Common Stock issuable to them upon conversion of notes. Mr. Davis disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any shares owned by SCO Capital Partners LLC and affiliates.

(3)                  Includes presently exercisable options for the purchase of 24,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 6,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(4)                  Includes 45,455 shares of Common Stock underlying warrants held by Mr. Alvino. Mr. Alvino is Managing Director of SCO Securities LLC. SCO and affiliates (SCO Capital Partners, LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fisher, Jeffrey B. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 3,863,634 shares of our Common Stock and 4,545,453 shares of Common Stock issuable to them upon conversion of notes. Mr. Alvino disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any shares owned by SCO Capital Partners, LLC and affiliates.

(5)                  Includes presently exercisable options for the purchase of 6,037 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 2,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.Mr. Duty is a partner in Oracle Partners, L.P. Oracle Partners, L.P. and affiliates (Oracle Institutional Partners, L.P., Oracle Investment Management, Inc., Oracle Offshore Ltd, Sam Oracle Fund, Inc., and Larry N. Feinberg) are known to beneficially own an aggregate of 1,142,964 shares of our Common Stock, including 803,000 shares of Common Stock issuable upon conversion of notes. Mr. Duty disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any shares owned by Oracle Capital Partners, L.P. and affiliates.

(6)                  Includes presently exercisable options for the purchase of 21,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 16,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(7)                  Includes presently exercisable options for the purchase of 1,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan, 11,717 shares of our Common Stock pursuant to the 1995 Stock Option Plan  and a warrant to purchase 2,000 shares of our Common Stock at an exercise price of $24.55 per share, and a warrant to purchase 3,000 shares of our Common Stock at an exercise price of $15.00 per share.

(8)                  Includes presently exercisable options for the purchase of 1,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 7,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(9)                  Includes presently exercisable options for the purchase of 1,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 12,300 shares of our Common Stock pursuant to the 1995 Stock Option Plan. Also includes 200 shares of our Common Stock owned by Thoma Corporation of which Mr. McDade is the beneficial owner.

(10)            Includes presently exercisable options for the purchase of 6,037 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 13,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(11)            Includes presently exercisable options for the purchase of 51,854 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(12)            Includes presently exercisable options for the purchase of 30,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(13)            Larry N. Feinberg is a partner in Oracle Partners L.P., Oracle Partners, L.P., and affiliates (Oracle Institutional Partners, L.P., Oracle Investment Management, Inc., Oracle Offshore Ltd., Sam Oracle Fund, Inc., and Larry N. Feinberg), 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830, are known to beneficially own an aggregate of 1,142,964 shares of our Common Stock, including 803,000 shares of Common Stock issuable upon conversion of notes.

(14)            Kerry P. Gray, 4939 Stony Ford Dr., Dallas, Texas 75287, beneficially owns 54,936 shares of our Common Stock. Mr. Gray is known to be the beneficial owner of more than five percent of our Common Stock. Mr. Gray’s ownership includes presently exercisable options for the purchase of 296,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan and the 2000 Special Stock Option Plan.

(15)            Heartland Advisors, Inc., 789 North Water Street, Milwaukee, WI 53202, beneficially owns 317,240 shares of our Common Stock. Heartland is known to be the beneficial owner of more than five percent of our Common Stock. William J. Nasqovitz, as a result of his stock ownership of Heartland, could be deemed to have voting and/or investment power over the shares Heartland beneficially owns.

(16)            SCO Capital Partners LLC, 1285 Avenue of the Americas, 35th Floor, New York, NY 10019, and affiliates (SCO Capital Partners, LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fisher and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 3,863,634 shares of our Common Stock and 4,545,453 shares of Common Stock are issuable to them upon conversion of notes. Mr. Alvino and Mr. Davis, our directors and executives with SCO Capital Partners LLC, and disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(17)            Does not include Kerry P. Gray, Larry N. Feinberg and affiliates, Heartland Advisors, Inc. or SCO Capital Partners LLC and affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 12, 2000, the Board authorized a restricted stock purchase program. Under the program, our executive officers were given the opportunity to purchase shares of Common Stock in an individually designated amount per participant determined by our Compensation Committee. A total of 36,000 shares were purchased by such officers at $27.50 per share, the fair market value of the Common Stock on October 12, 2000, for an aggregate consideration of $990,000. The purchase price was paid through the participant’s delivery of a 50%-recourse promissory note payable to us. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge to us of the purchased shares. We recorded the notes receivable of $990,000 from participants in this program as a reduction of equity in the Consolidated Balance Sheet. As of December 31, 2005, principal and interest on the notes was: Mr. Gray - $763,000; Dr. Nowotnik - $382,000; and Mr. Thompson - $229,000. In accordance with the Sarbanes-Oxley Act of 2002, we no longer make loans to our executive officers.

Dr. Howell, one of our directors, also serves as a scientific consultant pursuant to a consulting agreement with us that provides for a minimum of two days consulting during 2006 at a rate of $2,800 per month plus expenses. Dr. Howell received warrants to purchase 2,000 shares of our Common Stock at $24.80 per share that can be exercised until January 1, 2009; warrants to purchase 3,000 shares of our Common Stock at $15.00 per share that can be exercised until January 1, 2008. During 2005, Dr. Howell was paid $79,000 in consulting fees; during 2004 Dr. Howell was paid $58,000 in consulting fees; and during 2003 Dr. Howell was paid $60,000 in consulting fees. Dr. Howell’s agreement with us expires March 1, 2007.

On January 20, 2006, our Board approved the payment of a fee of $140,000 to J. Michael Flinn, the Chairman of the Board, for services as Chairman of the Board. The $140,000 fee was payable on the completion of a financing or merger as determined by the Board. The Company Board also approved the grant of options to purchase 20,000 shares of Common Stock at an exercise price $3.15 per share to J. Michael Flinn, the Chairman of the Board, for services as Chairman of the Board. The Company Board also approved the grant of options to purchase 4,836 shares of Common Stock at an exercise price $3.15 per share to Messrs. Duty and Meakem, members of the Merger and Acquisitions Committee of the Board, for services in connection therewith. The Board also approved the grant of options to purchase 1,200 shares of the Company’s common stock at an exercise price $3.15 per share to each member of the Board, for services members of the Board.

Mr. Duty, one of our Directors, a member of the Audit & Finance Committee of the Board, and a member of the Nominating and Corporate Governance Committee of the Board  is currently also a partner at Oracle Partners, L.P.

Mr. Alvino and Mr. Davis, both our directors, are currently also executives with SCO Capital Partners LLC. Mr. Davis is also a member of the Compensation and Audit and Finance Committees of the Board

MARKET FOR OUR COMMON STOCK

Price Range of Common Stock and Dividend Policy

Our common stock traded on the American Stock Exchange, or AMEX, from March 30, 2000 until January 31, 2006 under the trading symbol AKC. The following table sets forth, for the periods indicated, the high and low closing prices for our common stock as reported by AMEX for fiscal years 2005 and 2004. On February 1, 2006 until May 18, 2006 we traded on the “Pink Sheets” under the trading symbol AKCA. From May 19, 2006 we are trading on the OTC Bulletin Board under the trading symbol ACCP.

	Common Stock
	High	Low
Quarter Ended
First quarter March 31, 2006	$2.65	$0.80
Second quarter June 30, 2006	1.46	0.10
Third quarter July 6, 2006	1.30	1.15

Fiscal Year Ended December 31, 2005
First quarter	$18.30	$11.00
Second quarter	15.05	8.80
Third quarter	9.95	2.80
Fourth quarter	8.65	2.60

Fiscal Year Ended December 31, 2004
First quarter	$33.50	$25.05
Second quarter	40.00	26.25
Third quarter	32.75	11.25
Fourth quarter	29.50	14.05

We have never declared or paid any cash dividends on our preferred stock or common stock and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

The number of record holders of Access common stock at July 6, 2006 was approximately 3,000. On July 6, 2006, the closing price for the common stock as quoted on the OTC Bulletin Board was $1.15. There were 3,530,908 shares of common stock outstanding at July 6, 2006.

SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following summary condensed consolidated financial information as of and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 have been derived from our audited financial statements. The financial information as of and for the three months ended March 31, 2006 and 2005 is derived from our unaudited condensed financial statements. The summary condensed consolidated financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this Prospectus.

	For the Three Months Ended March 31		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands, except amounts per share)
Consolidated Statement of Operations Data:
Total revenues	$—	$—	$—	$—	$—	$89	$—
Operating loss	(1,499)	(1,313)	(9,622)	(6,003)	(5,426)	(5,925)	(4,810)
Interest and miscellaneous income	92	10	100	226	279	594	1,451
Interest and other expense	(1,299)	(313)	(2,100)	(1,385)	(1,281)	(1,278)	(1,170)
Unrealized loss on fair value of warrants	(2,150)	—
Income tax benefit	—	—	4,067	—	—	—	—
Loss from continuing operations	(4,856)	(1,616)	(7,555)	(7,162)	(6,428)	(6,520)	(4,529)

Discontinued operations net of taxes $4,067 in 2005	—	(814)	5,855	(3,076)	(507)	(2,864)	(1,498)
Net loss	(4,856)	(2,430)	(1,700)	(10,238)	(6,935)	(9,384)	(6,027)

Common Stock Data:
Basic and diluted loss per common share
Loss from continuing operations allocable to shareholders	$(1.38)	$(0.52)	$(2.34)	$(2.37)	$(2.42)	$(2.49)	$(1.76)
Discontinued operations	—	(0.26)	1.81	(1.01)	(0.19)	(1.09)	(0.58)
Net loss allocable to shareholders	$(1.38)	$(0.78)	$(0.53)	$(3.38)	$(2.61)	$(3.58)	$(2.34)
Weighted average basic and diluted common shares outstanding	3,529	3,105	3,237	3,032	2,653	2,621	2,571

	March 31,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$3,622	$3,360	$474	$2,261	$2,587	$9,776	$20,126
Restricted cash	69	373	106	1,284	649	468	600
Total assets	10,574	5,194	7,213	11,090	11,811	19,487	25,487
Deferred revenue	173	1,428	173	1,199	1,184	1,199	508
Convertible notes, net of discount	15,686	16,236	7,636	13,530	13,530	13,530	13,530
Total liabilities	19,548	20,320	11,450	17,751	17,636	18,998	16,409
Total stockholders’ equity (deficit)	(8,974)	(8,559)	(4,237)	(6,661)	(5,825)	489	9,078

SUPPLEMENTARY FINANCIAL INFORMATION

The information required by this item is set forth in Note 12, Quarterly Financial Data (unaudited) of the notes to our Consolidated Financial Statements appearing elsewhere in this Prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest any excess cash in certificates of deposit, corporate securities with high quality ratings, and U.S. government securities. These investments are not held for trading or other speculative purposes. These financial investment securities all mature in 2006 and their estimated fair value approximates cost. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. A hypothetical 50 basis point decrease in interest rates would result in a decrease in annual interest income and a corresponding increase in net loss of approximately $1,000. The estimated effect assumes no changes in our short-term investments from December 31, 2005. We do not believe that we are exposed to any market risks, as defined. We are not exposed to risks for changes in commodity prices, or any other market risks.

DESCRIPTION OF SECURITIES

Our certificate of incorporation authorizes the issuance of 100,000,000 shares of our common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share, which may be issued in one or more series.  As of July 6, 2006 there were 3,530,908 shares of our common stock outstanding and held of record by approximately 5,900 stockholders, and there were no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have the right to vote cumulatively for the election of directors. This means that in the voting at our annual meeting, each stockholder or his proxy, may multiply the number of his shares by the number of directors to be elected then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among the nominees as desired. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor, subject to any preferential dividend rights for our outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares offered by the selling stockholders in this offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Preferred Stock

Our Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights and terms of redemption of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.  The fact that our board of directors has the right to issue preferred stock without stockholder approval could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. We have no present plans to issue any shares of preferred stock.

Notes and Warrants

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates.

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement  whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Restructuring Convertible Notes

On November 9, 2005 we announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005.

One holder of $4 million worth of convertible notes (Oracle Partners LP and related funds) agreed to amend their notes to a new maturity date, April  28, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion  in the event of a change of control of the Company. This modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

The Company was unable to reach a conversion agreement with the second holder of $4 million worth of notes (Philip D. Kaltenbacher), so settled his claim by paying him this amount plus expenses and interest as outlined in the terms of the note.

The third noteholder, holding $5.5 million worth of convertible notes agreed to amend its notes to a new maturity date, September 13, 2010 and elected to have the 2005 interest of $423,000 to be paid on September 13, 2006. The delayed interest will earn interest at a rate of 7.7%.

We do not have sufficient funds to repay our convertible notes at their maturity. We may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure our convertible notes or obtain additional funding to repay the convertible notes and support our working capital and operating requirements, could cause us to be in default of our convertible notes and prevent us from making expenditures that are needed to allow us to maintain our operations. A failure to restructure our existing convertible notes or obtain necessary additional capital in the future could jeopardize our operations.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, New York, New York.

Delaware Law and Certain Charter and By-Law Provisions

Certain anti-takeover provisions.

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits certain publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which the person became an “interested stockholder”, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person or entity who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock. The statute contains provisions enabling a corporation to avoid the statute’s restrictions if the stockholders holding a majority of the corporation’s voting stock approve our Certificate of Incorporation provides that our directors shall be divided into three classes, with the terms of each class to expire on different years.

In addition, our Certificate of Incorporation, in order to combat “greenmail,” provides in general that any direct or indirect purchase by us of any of our voting stock or rights to acquire voting stock known to be beneficially owned by any person or group which holds more than five percent of a class of our voting stock and which has owned the securities being purchased for less than two years must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of voting stock, subject to certain exceptions. The prohibition of “greenmail” may tend to discourage or foreclose certain acquisitions of our securities which might temporarily increase the price of our securities. Discouraging the acquisition of a large block of our securities by an outside party may also have a potential negative effect on takeovers. Parties seeking control of us through large acquisitions of its securities will not be able to resort to “greenmail” should their bid fail, thus making such a bid less attractive to persons seeking to initiate a takeover effort.

Elimination of Monetary Liability for Officers and Directors

Our Certificate of Incorporation incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a Director for violations of certain laws, including certain federal securities laws. Our

Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

EXPERTS

The audited financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2003, 2004 and 2005 included in this prospectus and included elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Bingham McCutchen LLP will pass upon the validity of the shares of common stock offered hereby. Several partners and attorneys of Bingham McCutchen LLP are also shareholders of Access.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-1 relating to the shares of common stock offered hereby. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares we are offering by this Prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investor Relations
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100

Information contained on our website is not a prospectus and does not constitute a part of this Prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of Access Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. (the “Company”), as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc., as of December 31, 2005 and 2004, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements the Company has incurred significant losses in each of the three years in the period ended December 31, 2005 in the amounts of $1.7 million, $10.2 million, and $6.9 million, respectively; the Company’s total liabilities exceeded its total assets by $4.2 million at December 31, 2005; and, its operating cash flows were negative $7.3 million and negative $8.4 million for the years ended December 31, 2005 and 2004, respectively. These matters, among others described in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Dallas, Texas
April 25, 2006

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS

Current assets
Cash and cash equivalents	$349,000	$1,775,000
Short term investments, at cost	125,000	486,000
Receivables	4,488,000	77,000
Inventory	—	—
Prepaid expenses and other current assets	197,000	822,000
Total current assets	5,159,000	3,160,000

Assets relating to discontinued operations	—	2,974,000

Property and equipment, net	300,000	464,000

Debt issuance costs, net	—	130,000

Patents, net	1,046,000	1,214,000

Licenses, net	75,000	125,000

Goodwill, net	—	1,868,000

Restricted cash and other assets	633,000	1,155,000

Total assets	$7,213,000	$11,090,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued expenses	$2,883,000	$1,728,000
Accrued interest payable	652,000	311,000
Deferred revenues	173,000	173,000
Current portion of long term debt	106,000	8,341,000
Total current liabilities	3,814,000	10,553,000

Liabilities relating to discontinued operations	—	1,595,000

Long-term debt, net of discount $1,879,000 in 2005	7,636,000	5,603,000

Total liabilities	11,450,000	17,751,000

Commitments and contingencies

Stockholders’ deficit
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	—	—
Common stock - $.01 par value; authorized 100,000,000 shares; issued, 3,528,108 at December 31, 2005 and 3,104,946 at December 31, 2004	35,000	31,000
Additional paid-in capital	62,942,000	59,134,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Unamortized value of restricted stock grants	—	(309,000)
Treasury stock, at cost — 163 shares	(4,000)	(4,000)
Accumulated other comprehensive loss	—	(3,000)
Accumulated deficit	(66,165,000)	(64,465,000)
Total stockholders’ deficit	(4,237,000)	(6,661,000)

Total liabilities and stockholders’ deficit	$7,213,000	$11,090,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2005	2004	2003

Expenses
Research and development	$2,783,000	$2,335,000	$2,549,000
General and administrative	4,638,000	3,199,000	2,514,000
Depreciation and amortization	333,000	469,000	363,000
Write off of goodwill	1,868,000	—	—
Total expenses	9,622,000	6,003,000	5,426,000

Loss from operations	(9,622,000)	(6,003,000)	(5,426,000)

Interest and miscellaneous income	100,000	226,000	279,000
Interest and other expense	(2,100,000)	(1,385,000)	(1,281,000)
	(2,000,000)	(1,159,000)	(1,002,000)

Loss from operations before tax benefit	(11,622,000)	(7,162,000)	(6,428,000)
Income tax benefit	4,067,000	—	—
Loss from operations	(7,555,000)	(7,162,000)	(6,428,000)

Discontinued operations, net of taxes of $4,067,000 in 2005	5,855,000	(3,076,000)	(507,000)

Net loss	$(1,700,000)	$(10,238,000)	$(6,935,000)

Basic and diluted loss per common share
Loss from continuing operations allocable to common stockholders	$(2.34)	$(2.37)	$(2.42)
Discontinued operations	1.81	(1.01)	(0.19)
Net income allocable to common stockholders	$(0.53)	$(3.38)	$(2.61)

Weighted average basic and diluted common shares outstanding	3,237,488	3,032,451	2,653,346

Net loss	$(1,700,000)	$(10,238,000)	$(6,935,000)
Other comprehensive loss		—	—
Foreign currency translation adjustment	3,000	(17,000)	28,000
Comprehensive loss	$(1,697,000)	$(10,255,000)	$(6,907,000)

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional paid-in	Notes receivable from	Unamortized value of restricted	Treasury	Accumulated other comprehensive income	Accumulated
	Shares	Amount	capital	stockholders	stock grants	stock	(loss)	deficit
Balance, January 1, 2003	2,632,000	$26,000	$49,095,000	$(1,045,000)	$(277,000)	$(4,000)	$(14,000)	$(47,292,000)
Common stock issued for cash exercise of warrants and options	20,000	1,000	266,000	—	—	—	—	—
Common stock issued for cashless exercise of warrants	16,000	—	—	—	—	—	—	—
Warrants issued	—	—	233,000	—	—	—	—	—
Issuance of restricted stock grants	11,000	—	110,000	—	(111,000)	—	—	—
Other comprehensive income	—	—	—	—	—	—	28,000	—
Amortization of restricted stock grants	—	—	—	—	94,000	—	—	—
Net loss	—	—	—	—	—	—	—	(6,935,000)
Balance, December 31, 2003	2,679,000	27,000	49,704,000	(1,045,000)	(294,000)	(4,000)	14,000	(54,227,000)

Common stock issued for cash, net of offering costs	358,000	4,000	9,012,000	—	—	—	—	—
Common stock issued for cash exercise of warrants and options	24,000	—	283,000	—	—	—	—	—
Common stock issued for cashless exercise of warrants	42,000	—	—	—	—	—	—	—
Issuance of restricted stock grants	2,000	—	135,000	—	(135,000)	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(17,000)	—
Amortization of restricted stock grants	—	—	—	—	120,000	—	—	—
Net loss	—	—	—	—	—	—	—	(10,238,000)
Balance, December 31, 2004	3,105,000	31,000	59,134 000	(1,045,000)	(309,000)	(4,000)	(3,000)	(64,465,000)

Common stock issued, net of offering costs	237,000	2,000	1,119,000	—	—	—	—	—
Common stock issued for payment of interest	190,000	2,000	616,000	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	3,000	—
Discount on convertible note extension	—	—	2,109,000	—	—	—	—	—
Amortization and forfeiture of restricted stock grants	(4,000)	—	(36,000)	—	309,000	—	—	—
Net loss	—	—	—	—	—	—	—	(1,700,000)
Balance, December 31, 2005	3,528,000	35,000	62,942,000	(1,045,000)	—	(4,000)	—	(66,165,000)

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net loss	$(1,700,000)	$(10,238,000)	$(6,935,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Warrants issued in payment of consulting expenses	—	—	57,000
Loss on sale Australia assets	208,000	—	—
Impairment of investment	—	112,000	—
Write off of goodwill	1,868,000	—	—
Amortization of restricted stock grants	309,000	120,000	94,000
Stock issued for compensation	42,000	—	—
Stock issued for interest	618,000	—	—
Depreciation and amortization	570,000	773,000	621,000
Amortization of debt costs and discounts	695,000	183,000	183,000
Gain on sale of assets	(12,891,000)	—	—
Change in operating assets and liabilities:
Receivables	622,000	358,000	47,000
Inventory	104,000	60,000	353,000
Prepaid expenses and other current assets	817,000	(195,000)	130,000
Accounts payable and accrued expenses	490,000	401,000	(689,000)
Accrued interest payable	341,000	—	—
Deferred revenues	606,000	15,000	(15,000)
Net cash used in operating activities	(7,301,000)	(8,411,000)	(6,154,000)

Cash flows from investing activities:
Capital expenditures	(28,000)	(221,000)	(336,000)
Proceeds from sale of equipment	335,000	—	—
Proceeds from sale of patents	974,000	—	—
Proceeds from sale of oral/topical care assets	7,391,000	—	—
Restricted cash and other assets	684,000	(666,000)	(209,000)
Redemptions of short-term investments and certificates of deposit, net	361,000	1,374,000	6,472,000
Net cash provided by investing activities	9,717,000	487,000	5,927,000

Cash flows from financing activities:
Payments of notes payable	(407,000)	(310,000)	(784,000)
Payment of secured notes payable and convertible notes	(6,648,000)	—	—
Proceeds from secured notes payable	2,633,000	—	—
Proceeds from stock issuances, net of costs	577,000	9,299,000	266,000
Net cash provided by (used in) financing activities	(3,845,000)	8,989,000	(518,000)

Net increase (decrease) in cash and cash equivalents	(1,429,000)	1,065,000	(745,000)
Effect of exchange rate changes on cash and cash equivalents	3,000	(17,000)	28,000
Cash and cash equivalents at beginning of year	1,775,000	727,000	1,444,000
Cash and cash equivalents at end of year	$349,000	$1,775,000	$727,000

Cash paid for interest	$445,000	$1,073,000	$1,281,000

Supplemental disclosure of noncash transactions
Value of restricted stock grants	—	135,000	111,000
Assets acquired under capital leases	—	59,000	126,000
Common stock issued for SEDA and Secured Convertible Notes	502,000	—	—
Discount on convertible note extension	2,109,000	—	—

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three years ended December 31, 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is an emerging pharmaceutical company engaged in the development of novel therapeutics based primarily on the adaptation of existing therapeutic agents using its proprietary drug delivery platforms. Our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988.

All share and per share information reflect a one for five reverse stock split effected on June 5, 2006.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. We invest any excess cash in government and corporate securities. All other investments are reported as short-term investments.

Short-term Investments

Short-term investments consist of certificates of deposit. All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years.

Research and Development Expenses

Pursuant to SFAS No. 2, “Accounting for Research and Development Costs,” our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical, development cost, clinical trial expense, outside manufacturing and consulting. The cost of materials and equipment or facilities that are acquired for research and development activities and that have alternative future uses are capitalized when acquired.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent their realization is in doubt.

Loss Per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Potential common shares result from stock options, vesting of restricted stock grants, convertible notes and warrants. However, for all years presented, all outstanding stock options, restricted stock grants, convertible notes and warrants are anti-dilutive due to the losses for the periods. If not for the losses, 1,350,865, 1,081,009 and 1,114,122 shares would have been included in the diluted per share computation in 2005, 2004 and 2003, respectively.

Exchange Rate Translation

For international operations, local currencies have been determined to be the functional currencies. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in Shareholders’ equity. We translate statement of income accounts at average rates for the period. Transaction adjustments are recorded in Other (income)/expense.

Because we closed our Australian operations in 2005, $44,000 of foreign currency translation adjustment was included as a component of discontinued operations in 2005.

Restricted Cash

Restricted cash is cash that is or may be committed for a particular purpose. We have restricted cash in 2005 as collateral for a note payable of $103,000; in 2004 we had restricted cash of $839,000 for a deferred license agreement, $233,000 as collateral for a note payable and $213,000 for rent guarantees for a manufacturing agreement and laboratory rent.

Intangible Assets

We expense internal patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain. Purchased patents are capitalized and amortized over the life of the patent. We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

The Company operates in a single segment. In 2005, the Company wrote off its goodwill as determined by comparing the Company’s market capitalization with its net asset value resulting in an impairment charge of $1,868,000. In 2005, the Company sold one of its patents for $974,000 and the Company believes the fair value of the remaining patent based on discounted cash flow analysis exceeds the carry values. In 2004, the Company determined that one of its licenses was no longer useful for its current business focus and expensed $109,000 for the license net of amortization and royalty payable.

Intangible assets consist of the following (in thousands):

	December 31, 2005		December 31, 2004		December 31, 2003
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Amortizable intangible assets
Patents	$1,680	$634	$3,179	$864	$3,179	$527
Licenses	500	425	500	375	830	463
Total	$2,180	$1,059	$3,679	$1,239	$4,009	$990
Intangible assets not subject to amortization Goodwill	$—	$—	$2,464	$596	$2,464	$596

Amortization expense related to intangible assets totaled $345,000, $420,000 and $421,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2005 is as follows (in thousands):

2006	$218
2007	193
2008	168
2009	168
2010	168
Thereafter	206

Total	$1,121

Stock-Based Compensation

We account for our stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. We have adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, which recognizes the fair value of all stock-based awards on the date of grant.

At December 31, 2005 we had two stock-based employee compensation plans, which are described more fully in Note 10. No stock-based employee compensation cost is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	December 31,
	2005	2004	2003

Net loss
As reported	$(1,700,000)	$(10,238,000)	$(6,935,000)
Pro forma stock option expense	(750,000)	(738,000)	(1,232,000)
Pro forma	(2,450,000)	(10,976,000)	(8,167,000)
Basic and diluted loss per share
As reported	$(0.53)	$(3.38)	$(2.61)
Pro forma stock option expense	(0.23)	(.24)	(.46)
Pro forma	$(0.76)	$(3.62)	$(3.07)

The effect of our outstanding options and warrants are anti-dilutive when we have a net loss. The fully diluted shares are:

	December 31,
	2005	2004	2003
Fully diluted shares	4,588,353	4,113,460	3,767,468

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Recent Accounting Pronouncement

On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment — An Amendment of FASB Statements No. 123 and 95”, (FAS 123R) which is effective for public companies at the beginning of their first fiscal year that begins after June 15, 2005. We will be required to implement the proposed standard on January 1, 2006. We intend to apply the modified prospective basis to adopt this standard. FAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R would eliminate the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Companies will be required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We expect to recognize $153,000 in stock based compensation in 2006 resulting from the adoption of FAS 123R.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We tested intangible assets for impairment based on estimates of fair value. It is at least reasonably possible that the estimates used by us will be materially different from actual amounts. These differences could result in the impairment of all or a portion of our intangible assets, which could have a materially adverse effect on our results of operations.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and accounts payable approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company’s note receivable from Uluru, Inc. and long-term debt because quoted market prices do not exist and there were no available securities with similar terms to use as a basis to value these instruments.

NOTE 2 – LIQUIDITY

The Company incurred significant losses from continuing operations of $7.6 million for the year ended December 31, 2005 and $7.2 million for the year ended December 31, 2004. Additionally, at December 31, 2005, we have working capital of $1.3 million. As of December 31, 2005, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements. As described below, in February 2006, we entered into financing arrangements and together with amounts due to us in October from the sale of our oral/topical care business to Uluru, Inc. we believe that these funds will allow us to support our working capital and operating requirements for twelve months. We do not have funds to pay the obligations which are due in March and April 2007 and will have to raise more funds or attempt to restructure the convertible notes.

SCO Capital Partners LLC Note and Warrant Purchase Agreement

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5.0 million of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”).

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 70.4% of the voting securities of Access.

In connection with its sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants.

Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we have agreed to pay Cornell Capital Partners, L.P. 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital

Partners received a one-time commitment fee of 29,300 shares of the Company’s common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as debt issuance costs and such costs are amortized as the SEDA is accessed. As of December 31, 2005 we have accessed $600,000 of the SEDA and $20,000 of the Debt issuance costs were charged to additional paid-in capital. At this time the Company will not be able to access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA can be accessed through March 30, 2007.

The Company believes that based on the funds available from the agreements referred to above the Company will have the ability to pay obligations as they come due in 2006.

NOTE 3 – RELATED PARTY TRANSACTIONS

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell’s payments for consulting services, expense reimbursements and warrants are as follows:

	Consulting	Expense		Exercise	Fair
Year	Fees	Reimbursement	Warrants	Price	Value

2005	$79,000	$5,000	—	$—	$—
2004	58,000	9,000	—	—	—
2003	60,000	6,000	6,000	15.00	30,000

See Note 9 for a discussion of our Restricted Stock Purchase Program.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2005	2004

Laboratory equipment	$1,090,000	$2,208,000
Laboratory and building improvements	167,000	167,000
Furniture and equipment	138,000	204,000
	1,395,000	2,579,000
Less accumulated depreciation and amortization	1,095,000	1,539,000

Net property and equipment	$300,000	$1,040,000

Depreciation and amortization on property and equipment was $225,000, $244,000, and $200,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 5 – 401(k) PLAN

We have a tax-qualified employee savings and retirement plan (the “401(k) Plan”) covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($14,000 in 2005; $13,000 in 2004; and $12,000 in 2003) and to have the amount of such reduction contributed to the 401(k) Plan. We have a 401(k) matching program whereby we contribute for each dollar a participant contributes a like amount, with a maximum contribution of 2% of a participant’s earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $31,000 in 2005; $46,000 in 2004; and $45,000 in 2003.

NOTE 6 – DISCONTINUED OPERATIONS

In October 2005 we sold our oral/topical care business to Uluru, Inc. for up to $20.6 million. At the closing of this agreement we received $8.7 million. In addition, at the one year anniversary of the agreement we will receive $3.7 million and we will receive an additional $1 million within 24 months after closing or earlier upon the achievement of a milestone. Any contingent liabilities that arise in the future relating to our former business could reduce the $3.7 million receipt. Additional payments of up to $7.2 million may be made upon the achievement of certain additional milestones.

In September 2006 we closed our Australian laboratory and office, keeping the vitamin B12 technology.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented. In accordance with SFAS No. 144, the operating results of these assets, along with the gain on sale, have been presented as discontinued operations for all periods presented.

	2005	2004	2003
Revenues	$781,000	$549,000	$1,295,000

Expenses
Cost of product sales	(1,012,000)	(239,000)	(277,000)
Research and development	(2,501,000)	(3,082,000)	(3,547,000)
Depreciation and amortization	(237,000)	(304,000)	(258,000)
Total expenses	(3,750,000)	(3,625,000)	(4,082,000)

Interest and miscellaneous income	—	—	2,280,000

Loss for discontinued operations	(2,969,000)	(3,076,000)	(507,000)

Gain on sale of assets	12,891,000	—	—
Tax expense	(4,067,000)	—	—

Discontinued operations	$5,855,000	$(3,076,000)	$(507,000)

We previously had licenses for the Oral/Topical assets. These licenses were sold to Uluru, Inc. in October 2005. In the Asset Sale Agreement between us and Uluru certain refunds and receipts were incurred before the date of sale and were assigned to either to us or to Uluru. We have $173,000 recorded as a deferred gain on the sale until such time as approvals are received.

Assets relating to discontinued operations as of December 31, 2004 are as follows:

Accounts receivable	$714,000
Inventory	125,000
Prepaid expenses	271,000
Property and equipment, net	576,000
Patents, net	1,101,000
Restricted cash	187,000
Total	$2,974,000

Liabilities relating to discontinued operations as of December 31, 2004 are as follows:

Accounts payable	$403,000
Deferred revenues	1,026,000
Current portion of long-term debt	76,000
Long term debt	90,000

Total	$1,595,000

NOTE 7 – DEBT

On September 20, 2001, we completed a $600,000 installment loan with a bank. The balance at December 31, 2005 is $103,000. The loan was used to purchase capital equipment and for leasehold improvements to expand our laboratory and office space. The loan is due in 60 equal installments, including interest at 6.5%. The loan is secured by a $103,000 certificate of deposit classified as an other asset at December 31, 2005.

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. One investor was repaid in 2005, $4,015,000.Our other convertible notes are due in two parts. The notes bear interest at 7.7% per annum with $733,000 of interest due annually on September 13th.

$4,015,000 due on April 28, 2007. This investor’s notes have a fixed conversion price of $1.00 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. Upon a change of control, this investor is not required to automatically convert the note unless the amount payable to the investor upon change of control, issuable upon conversion of the note equals or exceeds $1.50. If the notes are not converted we will have to repay the notes on the due dates. The investor’s notes were amended November 3, 2005 extending the term and adjusting the conversion price from $27.50 to $5.00 per common share. The amendment and modification resulted in us recording additional debt discount of $2.1 million, which will be acreted to interest expense to the revised maturity date. The interest due at December 31, 2005 was $92,000.

$5,500,000 due on September 13, 2010. This investor delayed his interest payment which was due in 2005 until September 13, 2006. The interest due plus interest on interest was $560,000 at December 31, 2005. This note has a fixed conversion price of $27.50 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates.

Future maturities of debt, note payable and other obligations are as follows:

	Notes payable
Future	and other	Capital
Maturities	obligations	leases	Debt	Total

2006	$103,000	$3,000	$—	$106,000
2007	—	—	4,015,000	4,015,000
2010	—	—	5,500,000	5,500,000

The debt of $4,015,000 is discounted and at December 31, 2005 is on the balance sheet as $2,136,000.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

At December 31, 2005, we have commitments under noncancelable operating leases for office and research and development facilities until December 31, 2006 totaling $35,000. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $168,000, $166,000 and $165,000, respectively

Legal

The Company is not currently subject to any material pending legal proceedings.

NOTE 9 – STOCKHOLDERS’ EQUITY

Restricted Stock Purchase Program

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company’s executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 38,000 shares were purchased under the Program by four eligible participants at $27.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participants’ delivery of a 50%-recourse promissory note payable to the Company for three executive officer participants and a full-recourse promissory note payable to the Company for one participant. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program of $1,045,000 as a reduction of equity in the Consolidated Balance Sheet. Interest on the notes is neither being collected nor accrued.

The stock granted under the Program other than to one participant vested ratably over a four year period and is fully vested at December 31, 2005.

Warrants

There were warrants to purchase a total of 146,165 shares of common stock outstanding at December 31, 2005. All warrants were vested and exercisable at December 31, 2005. The warrants had various prices and terms as follows:

	Warrants	Exercise	Expiration
Summary of Warrants	Outstanding	Price	Date
2004 offering (a)	89,469	$35.50	2/24/09
2004 offering (a)	31,296	27.00	2/24/09
2003 financial advisor (b)	14,400	19.50	10/30/08
2003 scientific consultant (c)	6,000	15.00	1/1/06
2002 scientific consultant (d)	2,000	24.80	2/01/09
2001 scientific consultant (e)	3,000	15.00	1/1/08
Total	146,165

(a)  In connection with offering of common stock in 2004, warrants to purchase a total of 120,765 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

(b)  During 2003, financial advisors received warrants to purchase 14,400 shares of common stock at any time from October 30, 2003 until October 30, 2008, for financial consulting services rendered in 2003 and 2004. All the warrants are exercisable. The fair value of the warrants was $14.10 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 2.9%, expected volatility 92% and a term of 5 years.

(c)  During 2003, a director who is also a scientific advisor received warrants to purchase 6,000 shares of common stock at an exercise price of $15.00 per share at any time from January 1, 2003 until January 1, 2006, for scientific consulting services rendered in 2003. The fair value of the warrants was $4.95 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.26%, expected volatility 98% and a term of 3 years. The warrants expired on January 1, 2006 without being exercised.

(d)  During 2002, a director who is also a scientific advisor received warrants to purchase 2,000 shares of common stock at an exercise price of $24.55 per share at any time from February 1, 2002 until February 1, 2009, for scientific consulting services rendered in 2002. The fair value of the warrants was $18.50 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.90%, expected volatility 81% and a term of 7 years.

(e)  During 2001, a director who is also a scientific advisor received warrants to purchase 3,000 shares of common stock at an exercise price of $15.00 per share at any time from January 1, 2001 until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $13.70 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and a term of 7 years.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, as amended, under which 80,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2005 there were 27,182 shares issued and 52,817 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 10 – STOCK OPTION PLANS

We have a stock awards plan, (the “2005 Equity Incentive Plan”), under which 140,000 shares of our authorized but unissued common stock were reserved for issuance to employees of or consultants to one or more of the Company and its affiliates or to non-employee members of the Board or of any board of directors (or similar governing authority) of any affiliate of the Company. The 2005 Equity Incentive Plan replaced the previously approved stock option plan (the 1995 Stock Awards Plan”).

For the 2005 Equity Incentive Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2005: dividend yield of 0%; volatility of 113%; risk-free interest rate of 4.71% expected lives of four years. The weighted average fair value of options granted was $8.50 per share during 2005.

Under the 2005 Equity Incentive Plan, 50,000 options were issued in 2005 and were outstanding at December 31, 2005. 14,000 options in the 2005 Equity Incentive Plan were exercisable at December 31, 2005. All of the options expire on November 2, 2015 and have an exercise price of $5.45 per share.

On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the “Plan”). The Plan provides for the award of options to purchase 100,000 shares of the authorized but unissued shares of common stock of the Company. At December 31, 2005, there were no additional shares available for grant under the Plan.

Under the 2000 Special Stock Option Plan, 100,000 options were issued in 2000 and are outstanding at December 31, 2005. All of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2005 and 2004, and 93,749 of the options were exercisable at December 31, 2003. All of the options expire on March 1, 2010 and have an exercise price of $12.50 per share.

Under the 1995 Stock Awards Plan, as amended, 500,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. At December 31, 2005, there were no additional shares available for grant under the 1995 Stock Awards Plan. A total of 474,044 options were issued under this plan.

Under the 1995 Stock Awards Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2005, 2004 and 2003, respectively: dividend yield of 0% for all periods; volatility of 104%, 41% and 117%; risk-free interest rates of 4.15%, 3.61% and 2.26%, respectively, and expected lives of four years for all periods. The weighted average fair values of options granted were $6.45, $10.90 and $7.80 per share during 2005, 2004 and 2003, respectively.

Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options are generally granted with an exercise price equal to the market value at the date of grant.

Summarized information for the 1995 Stock Awards Plan is as follows:

		Weighted-
		average
		exercise
	Shares	price

Outstanding options at January 1, 2003	342,231	17.95
Granted, fair value of $1.56 per share	74,900	11.00
Exercised	(5,600)	12.75
Forfeited	(800)	13.50
Outstanding options at December 31, 2003	410,731	17.25

Granted, fair value of $2.18 per share	62,840	28.75
Exercised	(21,939)	11.90
Forfeited	(15,196)	21.05
Outstanding options at December 31, 2004	436,436	18.80

Granted, fair value of $1.29 per share	49,700	12.05
Forfeited	(55,859)	17.30
Outstanding options at December 31, 2005	430,277	18.20

Exercisable at December 31, 2003	277,837	17.45
Exercisable at December 31, 2004	334,232	18.20
Exercisable at December 31, 2005	406,760	18.40

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2005 is summarized below:

	Number of	Weighted average		Number of	Weighted-average
	shares	Remaining	Exercise	shares	exercise
Range of exercise prices	outstanding	life in years	price	exercisable	price

$10.00-10.90	72,596	4.2	$10.05	69,292	$10.05
$11.50-14.05	105,020	7.6	12.15	90,620	12.25
$14.70-19.95	125,183	4.4	16.95	124,121	16.95
$20.25-39.06	127,477	5.7	29.05	122,727	29.05

	430,276			406,760

All issued options under the 1987 Stock Awards Plan expired in 2004. No further grants can be made. Summarized information for the 1987 Stock Awards Plan is as follows:

		Weighted-
		average
	Stock	exercise
	options	price
Outstanding awards at January 1, 2003	3,435	116.55
Forfeited	(1,150)	175.00
Outstanding awards at December 31, 2003	2,285	87.10

Forfeited	(2,285)	87.10
Outstanding awards at December 31, 2004	—

NOTE 11 – INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2005	2004	2003

Income taxes at U.S. statutory rate	$(438,000)	$(3,442,000)	$(2,358,000)
Change in valuation allowance	(2,051,000)	895,000	304,000
Change in miscellaneous items	397,000	598,000	(415,000)
Benefit of foreign losses not recognized	304,000	—	—
Expenses not deductible	738,000	7,000	40,000
Expiration of net operating loss and general business credit carryforwards, net of revisions	1,050,000	1,942,000	2,429,000

Total tax expense	$—	$—	$—

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. The temporary differences that give rise to deferred tax assets were as follows:

	December 31,
	2005	2004	2003

Deferred tax assets (liabilities)
Net operating loss carryforwards	$20,261,000	$20,808,000	$20,193,000
General business credit carryforwards	2,261,000	2,094,000	1,960,000
Deferred gain on sale of oral/topical care assets	(1,490,000)	—	—
Property, equipment and goodwill	78,000	259,000	113,000

Gross deferred tax assets	21,110,000	23,161,000	22,266,000
Valuation allowance	(21,110,000)	(23,161,000)	(22,266,000)
Net deferred taxes	$—	$—	$—

At December 31, 2005, we had approximately $50,864,000 of net operating loss carryforwards and approximately $2,234,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net operating	General business
	loss carryforwards	credit carryforwards
2006	$587,000	$38,000
2007	994,000	26,000
2008	4,004,000	138,000
2009	1,661,000	185,000
2010	2,171,000	140,000
Thereafter	41,447,000	1,707,000
	$50,864,000	$2,234,000

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

NOTE 12 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31, 2005 and 2004 were as follows (in thousands, except per share amounts):

	2005 Quarter Ended
	March 31	June 30	September 30	December 31
Loss from continuing operations	$(1,616)	$(2,988)	$(1,612)	$(1,339)
Income (loss) from discontinued operations	(806)	(798)	(451)	7,910
Net income (loss)	$(2,422)	$(3,786)	$(2,063)	6,571
Basic and diluted income/loss per common share	$(0.78)	$(1.20)	$(0.65)	$2.10

	2004 Quarter Ended
	March 31	June 30	September 30	December 31
Loss from operations	$(1,577)	$(1,773)	$(1,673)	$(2,139)
Discontinued operations	(774)	(780)	(755)	(767)
Net loss	$(2,351)	$(2,553)	$(2,428)	$(2,906)
Basic and diluted loss per common share	$(0.83)	$(0.83)	$(0.78)	$(0.94)

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,463,000	$349,000
Short term investments, at cost	159,000	125,000
Receivables	4,565,000	4,488,000
Prepaid expenses and other current assets	139,000	197,000
Total current assets	8,326,000	5,159,000
Property and equipment, net	278,000	300,000
Debt issuance costs, net	402,000	—
Patents, net	1,004,000	1,046,000
Licenses, net	62,000	75,000
Restricted cash and other assets	502,000	633,000
Total assets	$10,574,000	$7,213,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$2,733,000	$2,883,000
Accrued interest payable	887,000	652,000
Deferred revenues	173,000	173,000
Current portion of long-term debt	7,763,000	106,000
Total current liabilities	11,556,000	3,814,000

Long-term debt	7,992,000	7,636,000
Total liabilities	19,548,000	11,450,000

Commitments and contingencies

Stockholders’ deficit
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	—	—
Common stock - $.01 par value; authorized 100,000,000 shares; issued, 3,530,208 at March 31, 2006 and 3,528,108 at December 31, 2005	35,000	35,000
Additional paid-in capital	63,061,000	62,942,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Treasury stock, at cost — 163 shares	(4,000)	(4,000)
Accumulated deficit	(71,021,000)	(66,165,000)
Total stockholders’ deficit	(8,974,000)	(4,237,000)
Total liabilities and stockholders’ deficit	$10,574,000	$7,213,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations
(unaudited)

	Three Months ended March 31,
	2006	2005
Expenses
Research and development	$756,000	$541,000
General and administrative	666,000	689,000
Depreciation and amortization	77,000	83,000
Total expenses	1,499,000	1,313,000

Loss from operations	(1,499,000)	(1,313,000)

Interest and miscellaneous income	92,000	10,000
Interest and other expense	(1,299,000)	(313,000)
Unrealized loss on fair value of warrants	(2,150,000)	—
	(3,357,000)	(303,000)
Loss before discontinued operations	(4,856,000)	(1,616,000)
Discontinued operations	—	(814,000)
Net loss	$(4,856,000)	$(2,430,000)

Basic and diluted loss per common share
Loss from continuing operations allocable to common stockholders	$(1.38)	$(0.52)
Discontinued operations	—	(0.26)
Net loss allocable to common stockholders	$(1.38)	$(0.78)

Weighted average basic and diluted common shares outstanding	3,528,831	3,104,947

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months ended March 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(4,856,000)	$(2,430,000)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of restricted stock grants	—	32,000
Depreciation and amortization	77,000	164,000
Stock option expense	95,000	—
Stock expense	23,000	—
Amortization of debt costs and discounts	986,000	46,000
Unrealized loss on fair value of warrants	2,150,000	—
Change in operating assets and liabilities:
Receivables	—	27,000
Inventory	—	12,000
Prepaid expenses and other current assets	58,000	136,000
Restricted cash and other assets	35,000	553,000
Accounts payable and accrued expenses	(150,000)	(331,000)
Accrued interest payable	235,000	261,000
Deferred revenues	—	229,000
Net cash used in operating activities	(1,347,000)	(1,301,000)

Cash flows from investing activities:
Capital expenditures	—	(10,000)
(Purchases) redemptions of short term investments and certificates of deposit	(34,000)	14,000
Net cash (used in) provided by investing activities	(34,000)	4,000

Cash flows from financing activities:
Payments of notes payable	(37,000)	(223,000)
Proceeds from secured convertible notes payable	4,532,000	2,633,000
Net cash provided by financing activities	4,495,000	2,410,000

Net increase in cash and cash equivalents	3,114,000	1,113,000
Cash and cash equivalents at beginning of period	349,000	1,775,000
Cash and cash equivalents at end of period	$3,463,000	$2,888,000

Cash paid for interest	$2,000	$7,000

Supplemental disclosure of non-cash transactions
200,000 shares of common stock issued pursuant to the SEDA and Secured Convertible Notes	$—	$500,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
Three Months Ended March 31, 2006 and 2005
(unaudited)

(1)           Interim Financial Statements

The consolidated balance sheet as of March 31, 2006 and the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2005 were prepared by management without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, except as otherwise disclosed, necessary for the fair presentation of the financial position, results of operations, and changes in financial position for such periods, have been made. All share and per share information reflect a one for five reverse stock split effected on June 5, 2006.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these interim financial statements be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005. The results of operations for the period ended March 31, 2006 are not necessarily indicative of the operating results which may be expected for a full year. The consolidated balance sheet as of December 31, 2005 contains financial information taken from the audited financial statements as of that date.

(2)           Intangible Assets

Intangible assets consist of the following (in thousands):

	March 31, 2006	December 31, 2005
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Amortizable intangible assets Patents	$1,680	$676	$1,680	$634
Licenses	500	438	500	425
Total	$2,180	$1,114	$2,180	$1,059

Amortization expense related to intangible assets totaled $55,000 and $96,000 for each of the three months ended March 31, 2006 and 2005, respectively. The aggregate estimated amortization expense for intangible assets remaining as of March 31 is as follows (in thousands):

2006	$163
2007	193
2008	168
2009	168
2010	168
Thereafter	206
Total	$1,066

(3)           Liquidity

The Company incurred significant losses from continuing operations of $4.86 million for the quarter ending March 31, 2006, $7.6 million for the year ended December 31, 2005 and $7.2 million for the year ended December 31, 2004. Additionally, at March 31, 2006, we have working capital of ($3,230,000). As of March 31, 2006, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements. As described below the funds raised from SCO and affiliates together with amounts due to us in October from the sale of our oral/topical care business to Uluru, Inc. we believe that these funds will allow us to support our working capital and operating requirements for nine months. We do not have funds to pay the obligations which are due in March and April 2007 and will have to raise more funds or attempt to restructure the convertible notes.

SCO Capital Partners LLC Note and Warrant Purchase Agreement

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5.0 million of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,6344 shares of common stock of Access. Net proceeds to Access were $4.557 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”).

The notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 70% of the voting securities of Access.

The Company considers the warrant agreement and the conversion feature of the notes to be derivatives and has classified the warrants and the conversion feature as liabilities at fair value in the balance sheet. Information regarding the valuation of the warrants and the conversion feature is as follows:

	2006
	February 16,	March 31,
Weighted-average fair value of warrants	$0.93	$1.11
Black-Scholes Assumptions:
Dividend rate	—	—
Average risk-free interest rate	5.08%	5.08%
Average volatility	113%	142%
Contractual life in years	6.0	6.0

Weighted-average fair value of conversion feature	$0.50	$0.63
Black-Scholes Assumptions:
Dividend rate	—	—
Average risk-free interest rate	3.50%	3.50%
Average volatility	113%	142%
Contractual life in years	1.1	1.0

The change in fair value of the warrant between February 16, 2006 and March 31, 2006, has been reflected as an unrealized loss on fair value in the accompanying statement of operations.

In connection with its sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners

On March 30, 2005, the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we have agreed to pay Cornell Capital Partners, L.P. 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs should they cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the Company’s common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the issuance costs were charged to additional paid-in capital. At this time the Company will not be able to access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA can be accessed through March 30, 2007.

(4)           Discontinued Operations

In October 2005, we sold our oral/topical care business to Uluru, Inc. for up to $20.6 million. At the closing of this agreement we received $8.7 million. In addition, at the one year anniversary of the agreement we will receive $3.7 million and we will receive an additional $1 million within 24 months after closing or earlier upon the achievement of a milestone. Any contingent liabilities that arise in the future relating to our former business could reduce the $3.7 million receipt. Additional payments of up to $7.2 million may be made upon the achievement of certain additional milestones.

In September 2005 we closed our Australian laboratory and office, keeping the vitamin B12 technology.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented. In accordance with SFAS No. 144 the operating results of these assets, along with the gain on sale, have been presented in discontinued operations for all periods presented.

	March 31, 2006	March 31, 2005

Revenues	—	$155,000
Operating expenses	—	(969,000)
Loss from discontinued operations	—	$(814,000)

We previously had licenses for the oral/topical assets. These licenses were sold to Uluru, Inc. in October 2005. In the Asset Sale Agreement between us and Uluru certain refunds and receipts were incurred before the date of sale and were assigned to either us or to Uluru. We have $173,000 recorded as a deferred gain on the sale until such time as marketing approvals are received.

(5)           Stock Based Compensation

The Company has various stock-based employee compensation plans, which are described more fully in Note 10 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which requires the measurement and recognition of all share-based payment awards made to employees and directors including stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. The Company’s consolidated financial statements for the three months ended March 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2006 was approximately $95,000. Stock-based compensation expense which would have been recognized under the fair value based method would have been approximately $155,000 during the three months ended March 31, 2005.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company’s Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for stock option grants is recognized because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In 2005, the Company did recognize stock compensation expense for restricted stock awards based on the fair value of the underlying stock on date of grant and this expense was amortized over the requisite service period. There are no restricted stock awards granted in 2006 as yet and therefore no stock compensation expense is recognized in 2006.

Stock-based compensation expense recognized in the Company’s Statement of Operations for the first quarter of fiscal year 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Company’s Statement of Operations for the first quarter of fiscal year 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures, which currently is nil. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for periods prior to fiscal year 2006, forfeitures have been accounted for as they occurred.

 The Company used the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under SFAS 123(R) in fiscal year 2006 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for the Company’s pro forma information required under SFAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by the Company’s stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

The weighted-average estimated value of employee stock options granted during the three months ended March 31, 2006 was estimated using the Black-Scholes model with the following assumptions:

Three Months Ended March 31, 2006
Expected volatility	113%

Risk-free interest rate	4.72%

Expected dividends	0.0%

Expected forfeiture rate	0.0%

Expected term in years	2.0

No stock options were granted in the first quarter of 2005.

The expected volatility assumption was based upon a combination of historical stock price volatility measured on a twice a month basis and is a reasonable indicator of expected volatility. The risk-free interest rate assumption is based upon U.S. Treasury bond interest rates appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s history and expectation of dividend payments. The estimated expected term is based on employee exercise behavior.

During the first quarter of 2006, the Board of Directors granted the following awards to certain directors, executives, and new employees.

	Quantity	Weighted Average Fair Value Per Share	Fair Value
Options to Purchase Common Stock	36,873	$0.45	$17,094

Options to purchase 29,673 shares of common stock vested immediately and options to purchase 7,200 shares of common stock vest six months after grant.

At March 31, 2006, the balance of unearned stock-based compensation to be expensed in future periods related to unvested share-based awards, as adjusted for expected forfeitures, is approximately $263,000. The period over which the unearned stock-based compensation is expected to be recognized is approximately three and 3/4 years. The Company anticipates that it will grant additional share-based awards to employees in the future, which will increase the Company’s stock-based compensation expense by the additional unearned compensation resulting from these grants. The fair value of these grants is not included in the amount above, because the impact of these grants cannot be predicted at this time due to the dependence on the number of share-based payments granted. In addition, if factors change and different assumptions are used in the application of SFAS 123(R) in future periods, stock-based compensation expense recorded under SFAS 123(R) may differ significantly from what has been recorded in the current period.

The Company’s 2005 Equity Incentive Plan has been deemed compensatory in accordance with SFAS 123(R). Stock-based compensation relating to this plan was computed using the Black-Scholes model option-pricing formula with interest rates, volatility and dividend assumptions as of the respective grant dates of the purchase rights provided to employees under the plan. The weighted-average fair value of options existing under this plan during the first quarter of 2006 was $0.09.

The following table summarizes stock-based compensation in accordance with SFAS 123(R) for the three months ended March 31, 2006, which was allocated as follows (in thousands):

Three months ended March 31, 2006
Research and development	$22
General and administrative	73

Stock-based compensation expense included in operating expenses	95

Total stock-based compensation expense	95
Tax benefit	—

Stock-based compensation expense, net of tax	$95

The following table reflects net income and diluted earnings per share for the three months ended March 31, 2006, compared with proforma information for the three months ended March 31, 2005, had compensation cost been determined in accordance with the fair value-based method prescribed by SFAS 123(R).

	Three Months Ended March 31,
	2006 Actuals	2005 Proforma
	(In thousands, except per share data)
Net loss, as reported under APB 25 for the prior period(1)	$ N/A	$(2,430)
Add back stock based employee compensation expense in reported net loss, net of related tax effects	—	—
Subtract total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects(2)	(95)	(155)
Net loss including the effect of stock-based compensation expense(3)	$(4,856)	$(2,585)

Loss per share:
Basic and diluted, as reported for the prior period(1)	$(1.38)	$(0.78)
Basic and diluted, including the effect of stock-based compensation expense(3)	$(1.38)	$(0.83)

(1)             Net loss and loss per share for periods prior to year 2006 does not include stock-based compensation expense under SFAS 123 because the Company did not adopt the recognition provisions of SFAS 123.

(2)             Stock-based compensation expense for periods prior to year 2006 was calculated based on the pro forma application of SFAS 123.

(3)             Net loss and loss per share for periods prior to year 2006 represent pro forma information based on SFAS 123.

Summary of Plans

During May 2005, the Company adopted a stock awards plan, as amended, (the “2005 Equity Incentive Plan”) which currently covers 1,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 (the “Code”). In addition, advisors and consultants who perform services for the Company or its subsidiaries are eligible to receive non-qualified stock options under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors.

36,873 options were granted in the first quarter of 2006 at a weighted average exercise price of $3.10 per share and with 118 months remaining on its contractual life.

Under the 1995 Stock Awards Plan, as amended, 500,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. At December 31, 2005, there were no additional shares available for grant under the 1995 Stock Awards Plan. A total of 474,044 options were issued under this plan.

All stock options granted under the 2005 Equity Incentive Plan and 1995 Stock Awards Plan are exercisable for a period of up to ten years from the date of grant. The Company may not grant incentive stock options pursuant to either plan at exercise prices which are less than the fair market value of the common stock on the date of grant.

In addition to the stock options covered by the above plans, the Company has outstanding options to purchase 100,000 shares of common stock under the 2000 Special Stock Option Plan. All options under this plan are vested and there were no additional shares available for grant under the Plan. All of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2005. All of the options expire on May 10, 2007 and have an exercise price of $12.50 per share.

Summarized information for the 1995 Stock Awards Plan is as follows:

		Weighted- average exercise
	Shares	price
Outstanding options at December 31, 2005	430,276	18.20
Options granted, forfeited or exercised in 2006	—	—
Outstanding options at March 31, 2006	430,276	18.20

(6)                                  Debt

The Company’s debt comprised the following:

	March 31, 2006	December 31, 2005
Convertible note	$4,015,000	$4,015,000
Convertible note	5,500,000	5,500,000
	9,515,000	9,515,000
Discount	(1,523,000)	(1,879,000)
	7,992,000	7,636,000

SCO and affiliates	5,000,000	—
Fair value — warrants	4,280,000	—
Fair value — convertible feature	2,871,000	—
	12,151,000	—
Discount	(4,457,000)	—
	7,694,000	—

Bank note	69,000	106,000
Total	$15,755,000	$7,742,000

Short term	$7,763,000	$106,000
Long term	7,992,000	7,636,000
Total	$15,755,000	$7,742,000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, [other than the underwriting discount], are estimated as follows:

SEC Registration Fee	$1,174
Printing and Engraving Expenses	$2,500
Legal Fees and Expenses	$15,000
Accountants’ Fees and Expenses	$5,000
Miscellaneous Costs	$6,326
Total	$30,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

The Registrant’s Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

The above discussion of the Registrant’s Certificate of Incorporation, as amended, By-laws, as amended, and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation, By-Laws and statute.

Item 15. Recent Sales of Unregistered Securities

On February 16, 2006, the Registrant entered into a note and warrant purchase agreement pursuant to which it sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.557 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates.

On March 30, 2005, the Registrant entered into a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds providing funding in the form of 7% Secured Convertible Debentures due March 2006 for net proceeds of approximately $2,360,000. The Registrant also issued the holders of the debentures an aggregate of 10,000 shares of common stock under the terms of the Securities Purchase Agreement.

On March 30, 2005, the Registrant entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP. Pursuant to the Standby Equity Distribution Agreement, the Registrant may, at its discretion, periodically issue and sell to Cornell Capital Partners shares of common stock for a total purchase price of $15.0 million. Cornell Capital Partners will pay the Registrant 98% of, or a 2% discount to, the lowest volume weighted average price of the Registrant’s common stock during the five consecutive trading day period immediately following the date the Registrant notifies Cornell Capital Partners that its desires to access the Standby Equity Distribution Agreement. Of each advance made by the Company, Cornell Capital Partners shall retain 3.5% of each advance. Cornell Capital Partners also received a one-time commitment fee in the form of 29,300 shares of common stock. The Registrant also issued 700 shares of common stock on March 30, 2005 to Newbridge Securities Corporation, an unaffiliated registered broker-dealer, for services provided under a Placement Agent Agreement.

On February 24, 2004, the Registrant closed a private placement sale of common stock pursuant to which it sold 357,874 shares of our common stock at a per share price of $27.00. The Registrant received gross proceeds of $9,663,000 from this sale and had legal and placement-related expenses of $647,000. The investors also received 5 year warrants at an exercise price of $35.50 per share to purchase 89,468 shares of our common stock and the placement agents received warrants in the offering at an exercise price of $27.00 per share to purchase 31,296 shares of our common stock.

All of the above-described issuances were exempt from registration pursuant to Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder, as transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number
2.1

Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference to Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.0	Articles of incorporation and bylaws:
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)
3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4

Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.7	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998)
3.8	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.9

Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.10	Certificate of Amendment of Certificate of Incorporation Filed June 2, 2006
5 .0	Legal Opinion of Bingham McCutchen LLP
10 .0	Material contracts:
*10 .1	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
10.2	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.3

Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

*10.4	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
*10.5	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
*10.6	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.7	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Supplemental Lease Agreement between Pollock Realty Corporation and us dated February 9, 2002. (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended June 30, 2002)
10.9

Rights Agreement, dated as of October 31, 2001 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

Exhibit Number
*10.10	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
10.11	Supplemental Lease Agreement between Pollock Realty Corporation and us dated September 15, 2002. (Incorporated by reference to Exhibit 10.24 of our Form 10-K for the year ended December 31, 2001)
10.12	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.13	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005
10.14

Standby Equity Distribution Agreement, dated as of March 30, 2005 by and between us and Cornell Capital Partners, LP (Incorporated by reference to Exhibit 10.27 of our Form 10-Q for the quarter ended March 31, 2005)

10.15	Securities Purchase Agreement, dated a of March 30, 2005 by and between us and Buyers (Incorporated by reference to Exhibit 10.28 of our Form 10-Q for the quarter ended March 31, 2005)
10.16	Secured Convertible Notes dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.29 of our Form 10-Q for the quarter ended March 31, 2005)
10.17	Investor Rights Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.30 of our Form 10-Q for the quarter ended March 31, 2005)
10.18	Security Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.31 of our Form 10-Q for the quarter ended March 31, 2005)
10.19	Pledge and Escrow Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.32 of our Form 10 - Q for the quarter ended March 31, 2005)
10.20	Escrow Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.33 of our Form 10-Q for the quarter ended March 31, 2005)
10.21	Registration Rights Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.33 of our Form 10 - Q for the quarter ended March 31, 2005)
10.22	Separation Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (Incorporated by reference to Exhibit 10.22 of our Form 10-K for the year ended December 31, 2005)
*10.23	Letter Agreement, dated as of May 11, 2005 by and between us and Dr. Rosemary Mazanet (Incorporated by reference to Exhibit 10.23 of our Form 10-K for the year ended December 31, 2005)
*10.24	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (Incorporated by reference to Exhibit 10.24 of our Form 10-K for the year ended December 31, 2005)
10.25	Sale Agreement, dated as of October 12, 2005, by and between us and Uluru, Inc. (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2005)
10.26	License Agreement, dated as of October 12, 2005, by and between us and Uluru, Inc. (Incorporated by reference to Exhibit 10.26 of our Form 10-K for the year ended December 31, 2005)
10.27

Rights Agreement, as amended, dated as of October 31, 2005 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 10.27 of our Form 10-K for the year ended December 31, 2005)

10.28

Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, by and between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (Incorporated by reference to Exhibit 10.28 of our Form 10-K for the year ended December 31, 2005)

10.29

Security Agreement dated as of February 16, 2006 by and between us and the Secured Parties named therein (Incorporated by reference to Exhibit 10.29 of our Form 10-Q for the quarter ended March 31, 2006)

10.30

7.5% Secured Promissory Notes dated as of February 16, 2006 by and between us and SCO Capital Partners LLC, Beach Capital LLC and Lake End Capital LLC (Incorporated by reference to Exhibit 10.30 of our Form 10-Q for the quarter ended March 31, 2006)

10.31

Warrant Agreements dated as of February 16, 2006 by and between us and SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer and Mark Alvino (Incorporated by reference to Exhibit 10.31 of our Form 10-Q for the quarter ended March 31, 2006)

10.32

Rights Agreement, as amended, dated as of February 16, 2006 by and between us and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 10.32 of our Form 10-Q for the quarter ended March 31, 2006)

23	Consent of Grant Thornton LLP

*              Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 12 day of July, 2006.

ACCESS PHARMACEUTICALS, INC.

Date July 12, 2006	By:	/s/ Rosemary Mazanet
Rosemary Mazanet
Acting Chief Executive Officer

Date July 12, 2006	By:	/s/ Stephen B. Thompson
Stephen B. Thompson
Vice President, Chief Financial Officer
and Treasurer

Each person whose signature appears below hereby appoints Rosemary Mazanet, David Nowotnik and Stephen P. Thompson, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments and post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

Date July 12, 2006	By:	/s/ Rosemary Mazanet
Rosemary Mazanet
Acting Chief Executive, Officer, and Director

Date July 12, 2006	By:	/s/ Stuart M. Duty
Stuart M. Duty, Director

Date July 12, 2006	By:	/s/ J. Michael Flinn
J. Michael Flinn, Director

Date July 12, 2006	By:	/s/ Stephen B. Howell
Stephen B. Howell, Director

Date July 12, 2006	By:	/s/ Max Link
Max Link, Director

Date July 12, 2006	By:	/s/ Herbert H. McDade, Jr.
Herbert H. McDade, Jr., Director

Date July 12, 2006	By:	/s/ John J. Meakem, Jr.
John J. Meakem, Jr., Director

Date July 12, 2006	By:	/s/ Mark J. Alvino
Mark J. Alvino, Director

Date July 12, 2006	By:	/s/ Jeffrey B. Davis
Jeffrey B. Davis, Director

EXHIBIT INDEX

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number
2.1

Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference to Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.0	Articles of incorporation and bylaws:
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)
3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4

Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.7	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998)
3.8	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.9

Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.10	Certificate of Amendment of Certificate of Incorporation filed June 2, 2006
5 .0	Legal Opinion of Bingham McCutchen LLP
10 .0	Material contracts:
*10 .1	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
10.2	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.3

Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

*10.4	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
*10.5	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
*10.6	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.7	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Supplemental Lease Agreement between Pollock Realty Corporation and us dated February 9, 2002. (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended June 30, 2002)
10.9

Rights Agreement, dated as of October 31, 2001 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

Exhibit Number
*10.10	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
10.11	Supplemental Lease Agreement between Pollock Realty Corporation and us dated September 15, 2002. (Incorporated by reference to Exhibit 10.24 of our Form 10-K for the year ended December 31, 2001)
10.12	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.13	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005
10.14

Standby Equity Distribution Agreement, dated as of March 30, 2005 by and between us and Cornell Capital Partners, LP (Incorporated by reference to Exhibit 10.27 of our Form 10-Q for the quarter ended March 31, 2005)

10.15	Securities Purchase Agreement, dated a of March 30, 2005 by and between us and Buyers (Incorporated by reference to Exhibit 10.28 of our Form 10-Q for the quarter ended March 31, 2005)
10.16	Secured Convertible Notes dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.29 of our Form 10-Q for the quarter ended March 31, 2005)
10.17	Investor Rights Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.30 of our Form 10-Q for the quarter ended March 31, 2005)
10.18	Security Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.31 of our Form 10-Q for the quarter ended March 31, 2005)
10.19	Pledge and Escrow Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.32 of our Form 10 - Q for the quarter ended March 31, 2005)
10.20	Escrow Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.33 of our Form 10-Q for the quarter ended March 31, 2005)
10.21	Registration Rights Agreement dated as of March 30, 2005 (Incorporated by reference to Exhibit 10.33 of our Form10 - Q for the quarter ended March 31, 2005)
10.22	Separation Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (Incorporated by reference to Exhibit 10.22 of our Form 10-K for the year ended December 31, 2005)
*10.23	Letter Agreement, dated as of May 11, 2005 by and between us and Dr. Rosemary Mazanet (Incorporated by reference to Exhibit 10.23 of our Form 10-K for the year ended December 31, 2005)
*10.24	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (Incorporated by reference to Exhibit 10.24 of our Form 10-K for the year ended December 31, 2005)
10.25	Sale Agreement, dated as of October 12, 2005, by and between us and Uluru, Inc. (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2005)
10.26	License Agreement, dated as of October 12, 2005, by and between us and Uluru, Inc. (Incorporated by reference to Exhibit 10.26 of our Form 10-K for the year ended December 31, 2005)
10.27

Rights Agreement, as amended, dated as of October 31, 2005 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 10.27 of our Form 10-K for the year ended December 31, 2005)

10.28

Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, by and between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (Incorporated by reference to Exhibit 10.28 of our Form 10-K for the year ended December 31, 2005)

10.29

Security Agreement dated as of February 16, 2006 by and between us and the Secured Parties named therein (Incorporated by reference to Exhibit 10.29 of our Form 10-Q for the quarter ended March 31, 2006)

10.30

7.5% Secured Promissory Notes dated as of February 16, 2006 by and between us and SCO Capital Partners LLC, Beach Capital LLC and Lake End Capital LLC (Incorporated by reference to Exhibit 10.30 of our Form 10-Q for the quarter ended March 31, 2006)

10.31

Warrant Agreements dated as of February 16, 2006 by and between us and SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer and Mark Alvino (Incorporated by reference to Exhibit 10.31 of our Form 10-Q for the quarter ended March 31, 2006)

10.32

Rights Agreement, as amended, dated as of February 16, 2006 by and between us and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 10.32 of our Form 10-Q for the quarter ended March 31, 2006)

23	Consent of Grant Thornton LLP

*              Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.